SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            AQUISTAR VENTURES (USA) INC.
                            ----------------------------
                    (Name of Small business Issuer in its charter)

               NEVADA                            91-1975651
               ------                            ----------
     (State or other jurisdiction of           (I.R.S. Employer
      incorporation or organization)           Identification No.)

       Suite 314 - 837 West Hastings Street       V6C 3N6
       Vancouver, British Columbia, Canada        -------
       -----------------------------------       (Zip Code)
      (Address of principal executive offices)

Registrant's telephone number:  (604)  642-6410
                                ---------------

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class      Name of each exchange on which each class is to be
to be so registered                      registered

     None                                  None
     ----                                  ----


Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

     Common shares, par value $0.001 per share
     -----------------------------------------
               (Title of class)

     TABLE OF CONTENTS
                                                                          PAGE


Item 1.     Description of Business                                         1
Item 2.     Management's Discussion and Analysis or Plan of Operation      11
Item 3.     Description of Property                                        13
Item 4.     Security Ownership of Management and Certain Security Holders  13
Item 5.     Directors, Executive Officers, Promoters and Control Persons   14
Item 6.     Executive Compensation                                         16
Item 7.     Certain Relationships and Related Transactions                 17
Item 8.     Legal Proceedings                                              17
Item 9.     Market for Common Equity and Related Stockholder Matters       17
Item 10.    Recent Sales of Unregistered Securities                        18
Item 11.    Description of Securities                                      19
Item 12.    Indemnification of Directors and Officers                      19
Item 13.    Financial Statements                                           21
Item 14.    Changes in and Disagreements with Accountants                  21
Item 15.    Financial Statements and Exhibits                              21

                       FORWARD LOOKING STATEMENTS

Aquistar Ventures (USA) Inc. (the "Company") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statements, or that are otherwise made by or on behalf of the Company. For this purpose, any statement contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", "believe", "anticipate", "intend", "could", "estimate", or "continue", or the negative other variations therefor comparable terminology, are intended to identify forward-looking statements.



All dollar amounts contained in this document are in United States currency, unless otherwise stated.

Item 1.          Description of Business
                 -----------------------

(a)     Business Development
----------------------------

Aquistar Ventures (USA) Inc. (the "Company") was organized as a Nevada corporation on February 2, 1999, to explore for and, if possible, develop mineral properties primarily in the Province of Ontario, Canada, through its wholly owned subsidiary, Aquistar Ventures Inc. ("Aquistar Canada").

Aquistar Canada was incorporated under the laws of the Province of British Columbia, Canada, on April 13, 1995. Aquistar Canada's head office is Suite 314
- 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6.

(b)     Business of Issuer
--------------------------

The Company and Aquistar Canada were organized for the purpose of engaging in the acquisition, exploration and development of mineral properties, primarily in the Province of Ontario, Canada. The Company currently has a working capital deficiency of approximately <$39,442> as at September 30, 1999. The Company intends to raise additional funds from public financings or private placements during the next twelve (12) month period in order to complete exploration and development on its properties, make option payments, and to generally meet its future corporate obligations. There can be no assurance that the Company will obtain such additional financing on a timely basis.

The Company entered into share exchange agreements dated March 31, 1999 and April 26, 1999 with Aquistar Canada, the Company's wholly owned subsidiary, and the shareholders of Aquistar Canada, whereby the Company agreed to purchase all of the 15,200,008 outstanding common shares of Aquistar Canada in exchange for 15,200,008 common shares of the Company, at a deemed price of CDN$0.0206 per share, to the shareholders of Aquistar Canada. Accordingly, Aquistar Canada is a wholly owned subsidiary of the Company. See the section headed "Subsidiaries" herein.

The Company by way of its subsidiary, Aquistar Canada, has an option to acquire an interest in the property described below under the heading "Sutton Option Agreement". The Company intends to carry out exploration work on the Sutton Property in order to ascertain whether the Sutton Property possesses commercially developable quantities of gold and other precious minerals.

Sutton Option Agreement
-----------------------

By option agreement dated December 2, 1997, as amended June 7, 1999 (collectively the "Sutton Option Agreement") with Mike Sutton of P.O. Box 534, Kirkland Lake, Ontario, Biralger Resources Ltd. of P.O. Box 1376, 126 Willow Road, Atikokan, Ontario, and Tim Hansen of 9 Parkland Avenue, Fernie, British Columbia (collectively the "Optionors"), Aquistar Canada was granted an option

(the "Option") to acquire a 100% interest in the Property, subject to a 2.5% net smelter return (the "NSR") royalty in favour of the Optionors (NSR royalty is the actual proceeds received by Aquistar Canada from any mint, smelter, refinery or the purchaser from the sale of concentrates, metals (including bullion) or products from the Property). The Option may be exercised by the cash payment of an aggregate of CDN$202,000 to the Optionors, and by exploration expenditures of an aggregate CDN$210,000 on the Property, as follows:

(a) CDN$17,000 payable upon signing the letter of intent, which sum has been paid;

(b) CDN$35,000 payable 13 months from the date the Company's common shares are listed on the NASD Bulletin Board or a stock exchange (the "Listing Date");

(c)     CDN$25,000 payable 8 months after the Listing Date;

(d)     CDN$25,000 payable 8 months following item (c) payment date;

(e)     CDN$30,000 payable 12 months following item (d) payment date;

(f)     CDN$30,000 payable 12 months following item (e) payment date;

(g)     CDN$40,000 payable 12 months following item (f) payment date;

(h) incurring CDN$100,000 on exploration expenditures on the Property on or before December 2, 2000; and

(i) incurring CDN$110,000 upon a recommendation by a qualified geologist to conduct the Phase 2 work program.

If Aquistar Canada does not fulfil its obligations as set out above, the Option shall terminate and Aquistar Canada will forfeit to the Optionors any interest in the Sutton Option Agreement free and clear of all encumbrances. Any monies already paid by Aquistar Canada will be non-refundable.

At any time on or before the first anniversary following commencement of commercial production on the Property, Aquistar Canada shall have the right to purchase from the Optionors for the sum of CDN$500,000 per 0.5%, up to a maximum of 1.5% of the Optionors' 2.5% NSR royalty, allowing the Optionors to retain a minimum NSR royalty of 1%.

To keep the Sutton Option Agreement and the Property in good standing, Aquistar Canada must fulfil the obligations as set out above and file assessment work on the claims before their respective due dates as set out above.

The consideration under the Sutton Option Agreement was determined by arms length negotiations between Aquistar Canada and the Optionors. The Optionors are at arm's length to the Company and Aquistar Canada.

Description of Sutton Property
------------------------------

Aquistar Canada's optioned property consists of 21 mineral claims (29 units) and is situated southwesterly of the Town of Kirkland Lake and northeasterly of the Town of Matachewan, in the Matachewan Mining District of the Larder Lake Mining Division, in the Province of Ontario (approximately 48 degrees, 02 North Latitude and 80 degrees, 31 West Longitude) (the "Property").

Location and Access
-------------------

Matachewan is connected to Kirkland Lake and Highway #11 North, by Highway #66 and to Elk Lake by Highway #65. The claims located in Holmes and Alma Townships are situated about 7 miles northeasterly of the Town of Matachewan and 28 miles southwesterly of the Town of Kirkland Lake.

Access to the Property is obtained via Highway #65 westerly from Kirkland Lake for 28 miles and then northerly along the Separation Lake logging road for 3.1 miles, beyond Jeans Pond.

The following is a table detailing the status of the Property:

a)  Holmes Township
    ---------------

Claim Number     Units     Due Date
==========================================
1047198         1 unit     June 20, 2002
1047208           "        August 29, 2002
1047209           "        August 29, 2002
1048454           "        August 29, 2001
1048455           "        August 29, 2002
1048456           "        August 29, 2002
1048457           "        August 29, 2001
1048458           "        August 29, 2002
1048459           "        August 29, 2002
1112092           "        August 15, 2001

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Page 4

b)  Alma Township
    -------------

Claim Number     Units     Due Date
======================================
1132175          1 unit    May 9, 2001
1132176            "       May 9, 2001
1132177            "       May 9, 2001
1132178            "       May 9, 2001
1132179            "       May 9, 2001
1132180            "       May 9, 2001
1132181            "       May 9, 2001
1212277*         7 units   August 17, 2000
1203417          2 units   August 15, 2001
1203418          1 unit    August 15, 2000
1206259          2 units   April 18, 2001

(the above mineral claims being collectively referred to as the "Claims").

* This mineral claim was initially claim number 1222064 which expired in July, 1999. Subsequently, in August, 1999 the Company re-staked this mineral claim under number 1212277.

Geological Report
-----------------

Aquistar Canada obtained an engineering report on the Sutton Property, dated July 1, 1997, prepared by John R. Poloni, B.Sc., P. Eng. of #13 - 6380 121st Street, Surrey, British Columbia (the "Report"). The Report summarizes the exploration and development history of the Property, the geology of the Property and the proposed exploration and development program for the Property. The results of the Report are summarized below and the text portion of the Report are reproduced in full as an Exhibit to this Registration Statement. Upon request, the Report is available for inspection at the registered and records office of Aquistar Canada located at #1750 - 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

The following is only a summary of the Report. Interested persons are advised to read the full Report.

Exploration and Development History
-----------------------------------

The Property consists of mineral claims situated in Holmes and Alma Townships covering the contact area between Archean mafic to intermediate volcanic rocks and syenitic rocks. Two major structural features, the Galer Lake - Fort Matachewan and the Sutton faults zones are covered by the claims. Historical exploration dating back to 1914 when a mineral showing was discovered near Galer Lake by the Brookbank brothers and continuing to the 1990's has outlined approximately ten sites of prime interest requiring further work. Three of these, Sites #3, #6 and #10 indicating potential extensions of target areas, are located on strike but beyond property boundaries.

Site #7 has received the greatest amount of exploration activity. Drill hole intercepts from two zones have returned values of 6.5m at 0.034 Au oz/T, 1.1 metres at 0.064 Au oz/T, 1.1 metres at 0.053 Au oz/T, and 4.4 metres at 0.025 Au oz/T including 0.15 metres at 0.102 Au oz/T. Site #7 is described as a cherty quartz zone about 120 metres wide containing the Sutton Break.

Site #4 is the edge of a deformation zone which returned an assay of 0.545 Au oz/T in outcrop. Drill hole intercepts of 0.035 Au oz/T for 2.26 metres and
0.056 Au oz/T for 0.7 metres were obtained from quartz-ankerite veining.

The property has very little rock exposure except in certain trenches and road cuts, as glacial drift and outwash is extensive in the Matachewan area.

Geophysical surveys of Magnetometer, and Gradient Induced Polarization and Resistivity have been completed. The Magnetometer survey outlined three areas of massive highs, one in Alma Township in the easterly claim block, a second in Cairo Township in the westerly claim block and a third along the south east boundary of the claims. In the easterly claim block a southwesterly trending zone of magnetic low responses corresponds with the Galer Lake - Fort Matachewan Fault zone.

The Gradient IP and Resistivity surveys define potential chargeability and resistivity responses which relate to subsurface geology, possible lithologic changes, fault-fracture structures, geochemical alteration, and disseminated sulphides which are known in certain areas to be associated with potentially economic gold mineralization.

Zones A and B as defined by Quantec are of the highest priority as they appear to correspond to Site #7 and Site #4, respectively. The significance of all I.P. anomalies will be better defined when combined with other geoscientific information as part of future work.

Geology, Mineral Deposits and Reserves
--------------------------------------

The General Geology of the Holmes-Burt-Alma map area is of Precambrian age. Metamorphic equivalents of volcanic flows and tuffs, mainly mafic to intermediate in composition, with lesser amounts of felsic flows constitute the oldest group of rocks. These rocks which are equivalent in age to the Kirkland Lake area Keewatin-type volcanic rocks, have been intruded by syenitic and granitic rocks presumably of Algoman age.

Sedimentary rocks, consisting of quartzite and greywacke with lesser slate, argillite, conglomerate, and arkose, Cobalt in age, and gently folded, cover about one-third of the map area.

Local Geology
-------------

Aquistar Canada's property is underlain by Archean - Matachewan syenitic and metavolcanic and sedimentary rocks which have been intruded by diabase dikes. The claims in Alma Township cover the syenitic complex, as indicated by sparse outcrop. Geophysical surveys suggest that the Galer Lake - Fort Matachewan and the Sutton fault zones extend across the claims.

In the eastern part of the property the contact between the syenitic complex and the mafic to intermediate volcanic rocks is exposed along the access road near Site #2.

Dikes of Matachewan diabase are found frequently in the Holmes, Burt, Alma, Cairo Township areas. One such dike is exposed along the southeast shore of Holmes Lake. Others have been mapped between Tully and Geraldine Lakes and ease of Dixon Lake. Mike Sutton noted a diabase dike was discovered in the Ontario Prospectors Assistance Program 1990 surveys. Numerous faults, shear zones and topographic lineaments are found in the Matachewan map-area. North-south trending major faults are the Mistinikon Lake fault, the Montreal River-Whiskeyjack Creek fault, the Montreal River-Narrow Lake fault, the McNaughton Lake fault and the Browning Lake fault. Major shear zones occur in the vicinity of the former gold producers and along Highway #66.

The Galer Lake-Fort Matachewan fault was initially mapped on the Holmes map sheet in 1996. This fault extends westward through the southeastern part of Alma Township into Cairo Township and to the West Montreal River near Fort Matachewan. The shear zone along Highway #66 appears parallel to sub-parallel to the Galer Lake-Fort Matachewan fault.

The Sutton Break or fault zone parallels the Galer Lake-Fort Matachewan fault to the north. This fault is exposed in a road cut and has been traced across the Property by geophysical surveys.

In the cases of both shear zones and faults, the south side moved east and either or both may be the western extension of the Kirkland Lake - Larder Lake fault zone. This fault zone is the most important structural feature relating to numerous base and precious metals deposits in the Kirkland Lake, Noranda - Val d'Or areas of Ontario and Quebec.

On Aquistar Canada's property, the Galer Lake - Fort Matachewan and the Sutton fault zones are exposed and are known to host gold bearing silicified zones of potential economic significance.

On the Royal Oak Mines Matachewan project, the gold zones are mainly hosted by a sill-like body of syenite which has intruded between lithologies of the Temiskaming Group of greywackes and minor interbedded conglomerate to the north and the Archean-Age Larder Lake Group comprising mainly mafic and ultramafic volcanic flows, tuffs and derived sediments to the south. The Larder Lake Group of volcanics forms the hanging wall of the mineralization. The syenite hosted gold mineralization is associated with stockwork type narrow quartz veins to a maximum of 3-4 inches that are enclosed in pyritized alteration haloes. Pyrite is mostly restricted to the alteration haloes but can occur as medium to coarse grained patches or disseminated grains. Occasionally visible gold can be seen, particularly in the narrower, grey quartz veinlets which are generally less than 1 inch in thickness. Where the quartz veining and stringers are sufficiently abundant, "bleaching" can occur, consisting of silica, carbonate and albite alteration.

Magnetometer Survey
-------------------

A magnetometer survey was completed over the established grid during April - May, 1997. Forty-five line kilometers were covered in the program with readings being taken at 50 meter intervals along the line, which were established at 100 meter spacing.

The main magnetic features are massive as defined from a general background of about 57,800 gammas. The highest magnetic feature is about 800 metres in width, open to the north and east, with an average value about 1,000 gammas above background, located east of line 1200 E towards Galer Lake.

A wide area 2000 metres long and about 900 metres wide with values about 400 gammas above background is located centered between tie lines 1600N and 2200N open to the north and southwest.

An area of elevated magnetic highs is seen between lines 600E and 1200E along the south margins of the claims. Between this area of magnetic highs and the massive area to the north is a southwesterly trending zone of magnetic lows which corresponds to the location of the Galer Lake - Fort Matachewan fault zone.

Induced Polarization Survey
---------------------------

During the period May 6 - 22, 1997 Quantec IP Incorporated undertook induced polarization and resistivity surveys over the property completing and submitting a report in July, 1997.

The objectives of the surveys were to locate and delineate potential gold ( copper) bearing sulphide mineralization within shear hosted silicified structures or green carbonate, vertical or sub vertical, associated with the Fort Matachewan - Larder Lake -Cadillac break system or a splay of that system, similar to the Royal Oak Young Davidson - Consolidated Matachewan deposit. The target model is based on the type where less than 5% disseminated gold bearing pyrite, with or without chalcopyrite, appears within or along structurally controlled shears in quartz carbonate altered mafic to ultramafic intrusives and volcanics.

As described by Quantec IP Incorporated, the survey coverage over the property has systematically explored the claims extending coverage beyond outcrop areas into overburden cover. Chargeability anomalies have been categorized as strong, weak and questionable and also classified according to resistivity association of high, low, nil/contact type.

Proposed Exploration and Development Program
--------------------------------------------

The Report states that follow-up surveys are required which will include detailed magnetic coverage with the more advanced "walking mag" continuous profiling method, further assessment and definition of the gradient IP and resistivity anomalies utilizing the multiple-gradient "realsection" technique, trenching, geochemistry, soil and/or vegetation, and diamond drilling.

<PAGE 8>
Page 8

(a)     Proposed Budget for Phase 1

Camp costs, field supplies                 $   4,000

Walking Magnetometer survey                    8,000

Geochemical Survey - soil, vegetation          9,000

Trenching - utilizing backhoe                 10,000

IP "Realsection" multiple gradient surveys    35,000

Transportation, truck, airfares, etc.          4,000

Drill testing of targets - NQ thin wall       72,000
- 900 metres @ $80.00/metre

Report and Engineering                        20,000

Contingencies                                 20,000

Total Phase 1:                           CDN$182,000


Phase 2 of the Report is contingent on the results of Phase 1 and will include further drill testing on the Property, as required, estimated to cost CDN$300,000.


Company's Plan of Operation
---------------------------

The Company intends to raise funds from public financings during the next twelve
(12) month period, in order to proceed with the Phase 1 exploration program on the Property. The Company will assess whether to proceed with Phase 2 of the exploration program upon completion of Phase 1 and an evaluation of the results of the Phase 1 exploration program.


RISK FACTORS
------------

Exploration Stage
-----------------

The Company is in the Exploration Stage and is engaged in the search for mineral deposits (reserves) which are not in either the Development Stage or Production Stage. It is a new company with a limited operating history. It faces all of the risks inherent in a new business. The Company's prospects, given the nature of its business, must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future.

Competition and Marketing
-------------------------

The mining industry, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Compliance with Government Regulation
-------------------------------------

The Company and Aquistar Canada will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada, generally, and in the Province of Ontario, specifically. The future operations of the Company and Aquistar Canada may require permits from various federal, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. There can be no guarantee that the Company and Aquistar Canada will be able to obtain all necessary permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities on the Company's properties.

All phases of the Company's and Aquistar Canada's operations are subject to environmental regulation in the jurisdiction in which it operates. There is no assurance that future changes in environmental regulation, if any, will not have an adverse effect on the Company's operations.

Aquistar Canada's Property may in the future, be the subject of aboriginal peoples' land claims. The legal basis of land claim is a matter of considerable legal complexity and the impact of a land claims settlement cannot be predicted with any degree of certainty, and no assurance can be given that a broad recognition of aboriginal rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on Aquistar Canada's activities.

Although Aquistar Canada has investigated title to the Property in which it has an interest and, to the best of its knowledge, title to the properties are in good standing, this should not be construed as a guarantee of title and there is no guarantee that title to such properties will not be challenged or impugned. Aquistar Canada's Property interest may be subject to prior unregistered agreements or transfers, native land claims or title may be affected by undetected defects.

Exploration Risk
----------------

Exploration for minerals is a speculative venture necessarily involving substantial risk. There is not any certainty that the expenditures to be made by the Company and Aquistar Canada in the acquisition of the interests described herein will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development. The Company and Aquistar Canada may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.


No Known Bodies of Ore
----------------------

There are no known bodies of ore on Aquistar Canada's properties. The business plan of the Company is to raise funds to carry out further exploration with the objective of establishing ore of commercial tonnage and grade. If the Company's and Aquistar Canada's exploration programs are successful, additional funds will be required for the development of economic reserves and to place them in commercial production. The only source of future funds presently available to the Company is through the sale of equity capital. The only alternative for the financing of further exploration would be the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated.

Year 2000
---------

The year 2000 issue arises with respect to the Company's operations because many computerized systems use 2 digits rather than 4 digits to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information is processed using the year 2000 date. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the year 2000 issue may be experienced before, on, or after January 2, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

Exploration and Development Expenditures
----------------------------------------

During the period February to June, 1997, Aquistar Canada completed an exploration program on the Property consisting of the establishment of a cut line survey grid, magnetometer survey and an IP survey. As at September 30, 1999, the Company and Aquistar Canada incurred a total of $82,092 on exploration expenses on the Property and made cash payments totaling $12,445 to the vendors of the Property, as discussed above.

Subsidiaries
------------

The Company has one wholly owned subsidiary, Aquistar Ventures Inc. ("Aquistar Canada"). Aquistar Canada was incorporated under the laws of the Province of British Columbia, Canada, on April 13, 1995. Aquistar Canada's head office is Suite 314 - 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6.

Employees
---------

The Company has no paid or full time employees. The Company conducts its business through agreements with consultants and arms-length third parties. None of the directors or officers are paid a salary for acting as a director or officer, except Alfredo De Lucrezia, President and Director of the Company, who provides management services to the Company (refer to Item 6 hereunder for further particulars). The Company may, however, pay fees to directors and officers for work provided on a consulting fee basis. The Company estimates that each director devotes two (2) hours of their time per month to the affairs of the Company, except for Mr. De Lucrezia (a director also serving as President), who devotes eighty (80) hours of his time per month to the affairs of the Company.

Patents and Trademarks
----------------------

The Company does not own, either legally or beneficially, any patent or trademark.

(c)     Reports to security holders

The Company will send an annual report, together with audited Financial Statements of the Company to security holders.

The Company does not presently file reports with the Securities and Exchange Commission.

Any member of the public may read and copy any materials the Company files with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.


Item 2.          Management's Discussion and Analysis or Plan of Operation

The Company and its subsidiary, Aquistar Canada, are in the business of acquiring and exploring mineral properties and do not have a source of revenue at this time.

(a)     Plan of Operation.

As at the financial period ended September 30, 1999, the Company incurred a net loss of $9,632 and as at that date, the Company's current liabilities exceeded its current assets by $39,442.

For the next 12 months, management of the Company plans to satisfy its cash requirements by raising additional funds by way of private placements and/or a public offering, to satisfy working capital needs and Phase 1 of the work program intended for the Property. The Company will assess whether to proceed with Phase 2 of the exploration program upon completion of Phase 1 and an evaluation of the results of the Phase 1 exploration program.

The Company does not expect any significant changes in the number of its employees within the next 12 months.

Please refer to the disclosure on the Company's proposed development and exploration program of the property under the section "Business of the Issuer" above.

(b) Management Discussion and Analysis of Financial Condition and Results of Operations.

The discussion and analysis in this section is based on the consolidated financial statements of the Company and its subsidiary, Aquistar Canada , and includes the accounts of both companies.

(1)     Full Fiscal Years ended June 30, 1997, June 30, 1998 and June 30, 1999

From the date of the incorporation to June 30, 1999, the Company raised $335,362 through the issuance of 15,463,008 common shares, as follows: in February, 1999 the Company completed an offering of 250,000 common shares at a price of $0.001 per share; in March, 1999 the Company completed an offering of 13,000 common shares at a price of $0.05 per share; in March, 1999 and April, 1999 the Company issued 14,720,008 and 480,000 common shares, respectively, in connection with share exchange agreements for the acquisition of Aquistar Canada, at an ascribed value of $Nil.

The Company incurred $80,236 on exploration expenses as at June 30, 1997, $Nil as at June 30, 1998 and $Nil as at June 30, 1999. In addition, the Company made cash payments totaling $12,445 during the fiscal year ended June 30, 1997 to the vendors of the Property as outlined in the option agreement discussed under the section "Business of Issuer" herein.

As at June 30, 1997, the Company wrote off $5,857 (CDN$8,000) in exploration expenditures in connection with the abandonment of three mineral claims located in the Nanaimo Mining Division of British Columbia (the "Hope Claims") which, after initial exploration, were found not to contain any potential for commercial grades of minerals. No write-offs were made during the fiscal years ended June 30, 1998 and June 30, 1999.

General and administrative expenses were $38,323 as at June 30, 1997, $27,471 as at June 30, 1998 and $39,312 as at June 30, 1999.

(2)     Interim Period ended September 30, 1998 and September 30, 1999

As at the interim period ended September 30, 1999, the Company had an issued and outstanding capital of 15,463,008 common shares.

The Company incurred $1,854 on exploration expenses as at September 30, 1999 and $Nil as at September 30, 1998.

General and administrative expenses for the Company were $7,191 for the period ending September 30, 1998 and $7,776 for the year ending September 30, 1999.

Management fees of $5,047 were incurred during the period ended September 30, 1999 while $4,951 were incurred for the same period in 1998.

The year 2000 issue arises with respect to the Company's operations because many computerized systems use 2 digits rather than 4 digits to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information is processed using the year 2000 date. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the year 2000 issue may be experienced before, on, or after January 2, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

Item 3.          Description of Property
                 -----------------------

The Company has an option to acquire a 100% interest in the Property, as described in detail in Item 1 of this Registration Statement under the "Sutton Option Agreement".

The Company does not own or lease any property other than:

1.    its option to acquire an interest in the Sutton Property; and
2. the renting or leasing of office space for the Company's corporate headquarters in Vancouver, B.C., Canada. The Company presently leases its office space for CDN$750 per month.

Item 4.          Security Ownership of Certain Beneficial Owners and Management
                 --------------------------------------------------------------

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Company's Common Stock, and (ii) each Director and Officer, and (iii) all Directors and Officers of the Company, as a group:

Title of Class  Name and Address of        Amount of       Percentage of Class
                 Beneficial Owner          Beneficial       (total outstanding
                                           Ownership(1)        is 15,463,008)
------------------------------------------------------------------------------
Common Stock    Veronica Beckett            1,280,000                  8.28%
                Farlifangstrasse 21
                CH - 8126
                Zumikon, Switzerland
------------------------------------------------------------------------------
Common Stock    Wagstall Developments Ltd.  2,000,000                 12.93%
                P.O. Box N8627
                Nassau, Bahamas
------------------------------------------------------------------------------
Common Stock    Elvira Cusano               2,400,000                 15.52%
                Via Nilolo D'Auzzano 79
                Firenze, Italy
------------------------------------------------------------------------------
Common Stock    Paolo Stinghi               2,400,000                 15.52%
                873 E 14th Street
                N. Vancouver, British
                Columbia
------------------------------------------------------------------------------
Common Stock    Alexander Ozer              3,120,000                 20.18%
                614 - 860 W. Hastings Street
                Vancouver, British Columbia
------------------------------------------------------------------------------
Common Stock    Donald Currie               3,520,008                 22.76%
                1361 Greenbriar Way
                N. Vancouver, British
                Columbia
------------------------------------------------------------------------------

[1] Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

[2]     No security holder listed above owns any warrants, options or rights.

[3] The officers and directors of the Company do not beneficially own any common shares of the Company.

Item 5.          Directors, Executive Officers, Promoters and Control Persons
                 ------------------------------------------------------------

The following information sets forth the names of the directors, executive officers, promoters control persons of the Company, their present positions with the Company, and their biographical information.

1.     Directors and Officers
       ----------------------

 Name                  Age     Office                          Term of Office
=====                  ===     ======                          ==============
Alfredo De Lucrezia     32     President, Director             One Year
Maurizio Grande         51     Secretary, Treasurer, Director  One Year
Georgeos Polyhronopo    41     Director                        One Year


Mr. Alfredo De Lucrezia has been a Director of the Company since February 2, 1999 and President of the Company since September 10, 1999. Mr. De Lucrezia has a Business Administration Diploma from Capilano College, of Vancouver, British Columbia. Since 1988, Mr. De Lucrezia has been the President and Owner of Tony's Painting and Decorating, a private British Columbia company, which has been in operation since 1988. Mr. De Lucrezia is also Co-Owner of Gala Events, a private British Columbia company, which has been in operation since 1995. Mr. De Lucrezia does the accounting and manages both of his private companies. Mr. De Lucrezia is currently the President and a Director of Solaia Ventures Inc., a public company listed on the Vancouver Stock Exchange. During the period 1995 through 1998 Mr. De Lucrezia provided investor relations services for several public junior resource companies listed on the Vancouver Stock Exchange, including Canasia Industries Corp., Golden Temple Mining Corp. and International Croesus Ventures Corp. Mr. De Lucrezia provides management services to the Company (refer to Item 9 hereunder for further particulars). There is no requirement on Mr. De Lucrezia to provide a fixed amount of time in the service of the Company. Consequently, the amount of time he spends on Company business will depend on the needs of the Company.

Mr. Maurizio Grande has been a Director of the Company since September 10, 1999. Mr. Grande is the President and Co-Owner of Marble Art Canada, a private company in the business of the manufacture and sale of granite and marble products, since 1979. Mr. Grande has also been involved in the real estate and development business for the past 10 years. Mr. Grande will provide services to the Company on a part-time basis, as required for the business of the Company. There is no requirement on Mr. Grande to provide a fixed amount of time in the service of the Company. Consequently, the amount of time he spends on Company business will depend on the needs of the Company.

Mr. Georgeos Polyhronopo has been a Director of the Company since September 15, 1999. Mr. Polyhronopous is currently the President and Chief Executive Officer of Global SmartCards, Inc. He has 10 years experience in corporate development, and has managed multiple projects. Mr. Polyhronopous has been directly involved in taking several companies "Public" from seed funding to Initial Prospectus Offering. He has worked as an Investment Banker and Broker. Mr. Polyhronopous closely follows technological developments and trends, as they relate to both the Telecommunications Industry and the Internet and World Wide Web. He is a Professional Member of the National Association of Certified Valuation Analysts.

From 1998 to present Mr. Polyhronopous has been a Director of Enterprise Solutions, Telemax Communications, which is a provider of enterprise solutions, such as: educational institutions; public utilities; community, city, state and federal offices; media relations; and medical facilities. From 1997 to present Mr. Polyhronopous, is the Co-founder and Corporate Secretary of Infobuild Networks, whereby he provided investors to finance the company; structured and prepared the Offering for the company; negotiated the licensing of certain technologies; and developed the World Wide Web for the company at www.infobuild.com. From 1989 to 1996 Mr. Polyhronopous was the Managing Director of Capcom Equities Inc., where he was responsible for facilitating mergers and acquisitions for private and public development stage and micro-cap companies and provided strategic financing advice and the development of public market strategies. From 1989 to 1996 Mr. Polyhronopous was a Broker and Investment Banker for Osler Inc. where he was involved in the securities industry in Vancouver, British Columbia, Canada. Mr. Polyhronopo will provide services to the Company on a part-time basis, as required for the business of the Company. There is no requirement on Mr. Polyhronopo to provide a fixed amount of time in the service of the Company. Consequently, the amount of time he spends on Company business will depend on the needs of the Company.

2.     Promoters
       ---------

The Company does not have any promoters other than the directors or officers of the Company.

3.     Control Persons
       ---------------

Other than the directors or officers of the Company, the following may be considered as control persons of the Company, holding greater than 20% of the issued and outstanding shares of the Company:

Shareholder and Address           # of shares held      Percentage of Issued and
                                                              Outstanding
--------------------------------------------------------------------------------
Alexander Ozer                  3,120,000 common shares          20.18%
614 - 860 W. Hastings Street
Vancouver, British Columbia
--------------------------------------------------------------------------------
Donald Currie                   3,520,008 common shares          22.76%
1361 Greenbriar Way
N. Vancouver, British Columbia
--------------------------------------------------------------------------------


Item 6.          Executive Compensation
                 ----------------------

The following table sets forth certain information as to the Company's three highest paid executive officers and directors for the fiscal year ended June 30, 1999.

                     Summary  Compensation  Table
                     -----------------------------
Name                     Position                          Year         Salary
----                     --------                          ----         ------
Alfredo  De  Lucrezia    President,  Director              1999      CDN$5,000
Maurizio  Grande         Secretary,  Treasurer,  Director  1999          Nil
Georgeos  Polyhronopo    Director                          1999          Nil

The Company's Canadian subsidiary, Aquistar Canada, entered into a management agreement dated May 1, 1999 with Alfredo De Lucrezia, whereby the Aquistar Canada agreed to pay Mr. De Lucrezia CDN$2,500 per month for providing management services to the Company and Aquistar Canada.

The Company may during the course of the current year decide to compensate its Officers and Directors for their services. However, the Company does not currently pay and does not intend to pay any compensation to the Officers and Directors serving on the Company's Board of Directors at this time, other than Mr. De Lucrezia.


Item 7.          Certain Relationships and Related Transactions
                 ----------------------------------------------

None of the Directors or Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company. The Company has not entered into transactions with any member of the immediate families of the foregoing persons, nor is any such transaction proposed.


Item 8.          Legal Proceedings
                 -----------------

There are no current or pending material legal proceedings to which the Company is or is likely to be a party or of which any of its property is or is likely to be the subject of.


Item 9. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters
                 ---------------------------------------------------------------

(a) Market information - There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board upon effectiveness of this registration statement. No assurance can be given that such application will be approved, and if approved, that an active trading market for the Common Stock will materialize or be maintained.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

As of the date hereof, there are 15,463,008 shares of Common stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, and the Company has not agreed to register any shares of Common Stock under the Securities Act of 1933 for sale by security holders. None of the holders of the Company's common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

(b) Holders - As of the date of this registration statement, there were approximately thirty-two (32) holders of record of the Company's Common Stock.

(c) Dividends - The Company has not declared any cash dividends for the last 2 fiscal years and in the subsequent interim period ended September 30, 1999. There are no dividend restrictions in the Company.


Item 10.     Recent Sales of Unregistered Securities
             ---------------------------------------

The Company completed an offering of 250,000 common shares at a price of $0.001 per share on February 26, 1999 pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934, and
Section 46(j) of the Securities Act of British Columbia. These shares were sold to one (1) person who is a close friend of the Directors and Officers of the Company.

The Company completed an offering of 13,000 common shares at a price of $0.05 per share on March 29, 1999 pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934, and
Section 46(j) of the Securities Act of British Columbia. These shares were sold to twenty-six (26) persons who are close friends and/or relatives of the Directors and Officers of the Company.

The Company completed a share exchange agreement on March 31, 1999, whereby 14,720,008 common shares, at a deemed price of CDN$0.0206 per share, were issued to six (6) persons who are close friends and/or relatives of the Directors and Officers of the Company. The offering was completed pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934 and Section 46(j) of the Securities Act of British Columbia.

The Company completed a second share exchange agreement on April 26, 1999, whereby 480,000 common shares, at a deemed price of CDN$0.0206 per share, were issued to one (1) person who is a close friend of the Directors and Officers of the Company. The offering was completed pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934 and
Section 46(j) of the Securities Act of British Columbia.

Item 11.     Description of Securities
             -------------------------

Preferred Stock
---------------

The Articles of Incorporation do not provide for the issuance of Preferred
Stock.

Common Stock
------------

The authorized capital of the Company is 50,000,000 common shares of the par value of $0.001 per share. There are currently 15,463,008 common shares outstanding.

Each outstanding share, regardless of class, shall be entitled to one vote, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders. In the election of directors, each record holder of stock entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him, for as many persons as there are directors to be elected, and for whose election he has the right to vote. Cumulative voting shall not be allowed. A majority of the outstanding shares of the Company entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. All outstanding shares of Common Stock are fully paid and non-assessable.

Warrants
--------

The Company does not have any warrants to purchase securities of the Company outstanding.

Options
-------

The Company does not have any options to purchase securities of the Company outstanding. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent
--------------

American Securities Transfer & Trust, Inc. of 1825 Lawrence Street, Suite 444, Denver, Colorado, 80202-1817 is the transfer agent for the Company's Common Stock.

Item 12.     Indemnification of Directors and Officers
             -----------------------------------------

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The By-laws of the Company provide that the Company will indemnify, to the full extent and in the manner permitted under the laws of Nevada and any other applicable laws, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company or served any other enterprise as a director or officer at the request of the Company; such right of indemnification shall also be applicable to the executors, administrators and other similar legal representative of any such director or officer. The rights of indemnification are not deemed exclusive of any other rights to which any director or officer or his legal representative may be entitled.

The By-laws of the Company provide the following provisions:

Each person indemnified by the company must promptly after receipt of written notice of any demand or claim or the commencement of any action, suit or proceeding within the Company's indemnification obligation, shall immediately notify the Company in writing.

The Company shall have the right, by notifying the party who asserts a claim for indemnification within thirty (30) days after the company's receipt of the notice of she claim or demand, to assume the entire control of the defense, compromise, or settlement of the action, suit or proceedings including employment of counsel of the Company's choice.

The Company's indemnification obligations shall be binding on the Company and its successors and assigns and shall enure to the benefit of and, where applicable, shall be binding on each party entitled to indemnification and his or her successors and assigns.

Each party entitled to indemnification expressly and unconditionally waives, in connection with any suit, action or proceeding brought by such party concerning indemnification, any and every right such person may have to: (a) injunctive relief; (b) a trial by jury; (c) interpose any counterclaim; and (d) have such suit, action or proceeding consolidated with any other or separate suit, action or proceeding.

The By-laws of the Company further provide that the rights and obligations of the parties pursuant to the indemnity provision shall be governed by, and construed and enforced in accordance with the laws of the State of Nevada.

Item 13.     Financial Statements

The Financial Statements of the Company include the accounts of its wholly owned Canadian subsidiary, Aquistar Canada, which are presented on a consolidated basis and set forth in Item 15(a).


Item 14.     Changes in and Disagreements with Accountants
             ---------------------------------------------

The Company has had no changes in or disagreements with its accountants since its inception in February, 1999.

Item  15.     Financial  Statements  and  Exhibits

(a)     Index  to  Financial  Statements

Exhibit   Description
--------------------------------------------------------------------------------
F/S-1 Consolidated Audited Financial Statements of Aquistar Ventures (U.S.A.) Inc. for the fiscal years ended June 30, 1999 and June 30, 1998 (Stated in U.S. Dollars)
--------------------------------------------------------------------------------
          Auditor's  Report
--------------------------------------------------------------------------------
          Consolidated  Balance  Sheets
--------------------------------------------------------------------------------
          Consolidated  Statements  of  Operations  and  Deficit
--------------------------------------------------------------------------------
          Consolidated  Statements  of  Cash  Flows
--------------------------------------------------------------------------------
          Consolidated  Statement  of  Stockholders'  Equity
--------------------------------------------------------------------------------
          Notes  to  Consolidated  Financial  Statements
--------------------------------------------------------------------------------
F/S-2 Consolidated Unaudited Financial Statements of Aquistar Ventures (U.S.A.) Inc. for the periods ended September 30, 1999 and September 30, 1998 (Stated in U.S. Dollars)
--------------------------------------------------------------------------------
          Consolidated  Balance  Sheets
--------------------------------------------------------------------------------
          Consolidated  Statements  of  Operations  and  Deficit
--------------------------------------------------------------------------------
          Consolidated  Statements  of  Cash  Flows
--------------------------------------------------------------------------------
          Consolidated  Statement  of  Stockholders'  Equity
--------------------------------------------------------------------------------
          Notes  to  Consolidated  Financial  Statements
--------------------------------------------------------------------------------

                        AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998
                            (Stated in U.S. Dollars)

                                AUDITORS' REPORT

To  the  Directors
Aquistar  Ventures  (U.S.A.)  Inc.

We have audited the consolidated balance sheets of Aquistar Ventures (U.S.A.) Inc. (an exploration stage company) as at June 30, 1999 and 1998 and the consolidated statements of operations and deficit, cash flows and stockholders' equity for the periods ended June 30, 1999, 1998, 1997 ,1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1999 and 1998 and the results of its operations, cash flows and changes in stockholders' equity for the periods ended June 30, 1999, 1998, 1997, 1996 and 1995 in accordance with United States generally accepted accounting principles.

Without qualifying our opinion we draw attention to Note 1 to the consolidated financial statements. The Company incurred a net loss of $ 39,312 during the period ended June 30, 1999 and as at that date, the Company's current liabilities exceeded its current assets by $ 30,252. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern.



Vancouver, B.C.                                             "Morgan  &  Company"

November  23,  1999     Chartered  Accountants

Comments  by  Auditors  on  United  States  -  Canada  Difference
In Canada, reporting standards for auditors do not permit the addition of an explanatory paragraph when the financial statements account for, disclose and present in accordance with generally accepted accounting principles conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Although our audit was conducted in accordance with both United States and Canadian generally accepted auditing standards, our report to the shareholders dated November 23, 1999 is expressed in accordance with United States reporting standards which require a reference to such conditions and events in the auditors' report.

Vancouver,  B.C.                                            "Morgan  &  Company"

November  23,  1999                                       Chartered  Accountants

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                           CONSOLIDATED BALANCE SHEETS
                            (Stated in U.S. Dollars)
--------------------------------------------------------------------------------
                                                                  JUNE 30
                                                           1999            1998
--------------------------------------------------------------------------------

ASSETS
Current
   Cash                                               $    1,286     $    1,021
   Goods and services tax recoverable                      1,324            794
                                                     ---------------------------
                                                           2,610          1,815
Mineral Property (Note 4)                                 12,445         12,445
Office Equipment, at cost less accumulated
 amortization                                              1,731          2,163
                                                     ---------------------------
                                                      $   16,786     $   16,423
================================================================================

LIABILITIES
Current
   Accounts payable                                   $   32,862     $   42,657

SHAREHOLDERS' DEFICIENCY

Share Capital
   Authorized:
     50,000,000 common shares, par value $0.001 per
       share at June 30, 1999
     100,000,000 common shares without par value at
       June 30, 1998
   Issued And Outstanding
     15,463,008 at June 30, 1999, and 2,350,001 at
       June 30, 1998                                     335,362        298,317

Additional Paid In Capital                                10,038            -
Contributed Surplus                                        5,509            -
Cumulative Translation Adjustment                           (673)         2,064
Accumulated Deficit                                     (366,312)      (326,615)
                                                     ---------------------------
                                                         (16,076)       (26,234)
                                                     ---------------------------
                                                      $   16,786     $   16,423
================================================================================


Approved by the Board of Directors:


    "Alfredo De Lucrezia"                         "Maurizio Grande"
---------------------------                    ------------------------

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                            (Stated in U.S. Dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      INCEPTION
                                                                                                                     APRIL 13, 1995
                                              YEAR ENDED                                                                   TO
                                               JUNE 30
                                                                                                                        JUNE 30
                                 -------------------------------------------------------------------------          ---------------
                                    1999          1998               1997          1996          1995                    1999
-----------------------------------------------------------------------------------------------------------------------------------
Expenses
   Amortization                $     433     $     541          $     676     $     -       $     -               $     1,650
   Legal                          10,950         3,072              7,425           -             -                    21,447
   Management fees                19,852        17,968             17,570        17,630          2,914                 75,934
   Office and sundry                 467           604              4,316         1,437           -                     6,824
   Rent                            7,610         5,286              4,392         4,408            729                 22,425
   Travel and business
     promotion                       -             -                3,944         2,954           -                     6,898
                              -----------------------------------------------------------------------------------------------------
                                  39,312        27,471             38,323        26,429          3,643                135,178
                              -----------------------------------------------------------------------------------------------------
Loss Before The Following        (39,312)      (27,471)           (38,323)      (26,429)        (3,643)              (135,178)
Share Issue Costs                    -         (13,039)           (21,882)          -             -                   (34,921)
Exploration Expenditures             -             -              (80,236)     (109,735)          -                  (189,971)
Write Off Abandoned Mineral
Property                             -             -               (5,857)          -             -                    (5,857)
                              -----------------------------------------------------------------------------------------------------
Loss For The Period              (39,312)      (40,510)          (146,298)     (136,164)        (3,643)           $  (365,927)
                                                                                                                  =================
Accumulated Deficit,
  Beginning Of Period           (326,615)     (286,105)          (139,807)       (3,643)           -
                              -----------------------------------------------------------------------------
                                (365,927)     (326,615)          (286,105)     (139,807)        (3,643)
Net Asset Deficiency Of Legal
  Parent At Date Of Reverse
  Take-Over Transaction             (385)          -                  -             -              -
                              -----------------------------------------------------------------------------
Accumulated Deficit, End
  Of Period                    $(366,312)    $(326,615)         $(286,105)    $(139,807)    $   (3,643)
                              =============================================================================
Loss Per Share                 $ (0.002)     $ (0.02)           $ (0.07)      $ (0.13)      $      -
                              =============================================================================

Weighted Average Number Of
  Shares Outstanding          15,060,427     2,322,001          2,102,001     1,076,001              1
                              =============================================================================

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Stated in U.S. Dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      INCEPTION
                                                                                                                     APRIL 13, 1995
                                              YEAR ENDED                                                                   TO
                                               JUNE 30
                                                                                                                        JUNE 30
                                 -------------------------------------------------------------------------          ---------------
                                    1999          1998               1997          1996          1995                    1999
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating
  Activities
     Loss for the period       $ (39,312)    $ (40,510)         $(146,298)    $(136,164)    $  (3,643)            $  (365,927)
                              -----------------------------------------------------------------------------------------------------
  Adjustments To Reconcile
   Loss To Net Cash Used By
   Operations Activities
     Write off abandoned
      mineral property               -             -                5,857           -             -                     5,857
     Amortization                    433           541                676           -             -                     1,650
  Change in Goods and
   Services Tax recoverable         (530)        5,857              1,136        (7,787)          -                    (1,324)
  Change in accounts payable      (9,795)       18,232             13,065         7,717         3,643                  32,862
                              -----------------------------------------------------------------------------------------------------
Total Adjustments                 (9,892)       24,630             20,734           (70)        3,643                  39,045
                              -----------------------------------------------------------------------------------------------------
Net Cash Used In Operating
  Activities                     (49,204)      (15,880)          (125,564)     (136,234)          -                  (326,882)
                              -----------------------------------------------------------------------------------------------------
Cash Flows From Investing
  Activities
   Mineral property                  -             -              (12,445)       (5,857)          -                   (18,302)
   Office equipment                  -             -               (3,380)          -             -                    (3,380)
  Net asset deficiency of
   legal parent at date of
   reverse take-over
   transaction                      (385)          -                  -             -             -                      (385)
                              -----------------------------------------------------------------------------------------------------
                                    (385)          -              (15,825)       (5,857)          -                   (22,067)
                              -----------------------------------------------------------------------------------------------------
Cash Flows From Financing
  Activities
   Issue of share capital         47,083         9,151            109,190       179,975             1                 345,400
   Contributed surplus             5,509           -                  -             -             -                     5,509
                              -----------------------------------------------------------------------------------------------------
                                  52,592         9,151            109,190       179,975             1                 350,909
                              -----------------------------------------------------------------------------------------------------
Effect Of Exchange Rate
  Changes On Cash                 (2,738)        1,883                670          (489)          -                      (674)
                              -----------------------------------------------------------------------------------------------------
Increase (Decrease) In Cash          265        (4,846)           (31,529)       37,395           -                     1,286
Cash, Beginning Of Period          1,021         5,867             37,396           -             -                       -
                              -----------------------------------------------------------------------------------------------------
Cash, End Of Period            $   1,286     $   1,021          $   5,867     $  37,395     $     -               $     1,286
===================================================================================================================================

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)
                            (Stated in U.S. Dollars)




Supplemental  Disclosure  of  Non-Cash  Financing  And  Investing  Activities:

Effective March 31, 1999, the Company acquired 100% of the issued and outstanding shares of Aquistar Ventures Inc. by issuing 14,983,008 common shares at an ascribed value of $Nil.

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                            (Stated in U.S. Dollars)

                                     Common Stock
                            ------------------------------------
                                                      Additional                   Cumulative
                               Number                  Paid-in     Contributed     Translation      Accumulated
                             of Shares      Amount      Capital      Surplus       Adjustment         Deficit            Total
                            -----------------------------------------------------------------------------------------------------
Issuance of common stock            1      $     1    $     -      $     -          $     -         $     -           $       1
Net loss                          -            -            -            -                -            (3,643)           (3,643)
                            -----------------------------------------------------------------------------------------------------
Balance, June 30, 1995              1            1          -            -                -            (3,643)           (3,642)

Issuance of common stock    1,700,000      179,975          -            -                -               -             179,975
Translation adjustment            -            -            -            -               (489)            -                (489)
Net loss                          -            -            -            -                -          (136,164)         (136,164)
                            -----------------------------------------------------------------------------------------------------
Balance, June 30, 1996      1,700,001      179,976          -            -               (489)       (139,807)           39,680
-----          ---------          ------

Issuance of common stock      600,000      109,190          -            -                -               -             109,190
Translation adjustment            -            -            -            -                670             -                 670
Net loss                          -            -            -            -                -          (146,298)         (146,298)
                            -----------------------------------------------------------------------------------------------------
Balance, June 30, 1997      2,300,001      289,166          -            -                181        (286,105)            3,242

Issuance of common stock       50,000        9,151          -            -                -               -               9,151
Translation adjustment            -            -            -            -              1,883             -               1,883
Net loss                          -            -            -            -                -           (40,510)          (40,510)
                            -----------------------------------------------------------------------------------------------------
Balance, June 30, 1998      2,350,001      298,317          -            -              2,064        (326,615)          (26,234)

Issuance of common stock      240,000       42,074          -            -                -               -              42,074
Cancellation of common stock (750,000)      (5,509)         -            -                -               -              (5,509)
Contributed surplus               -            -            -          5,509              -               -               5,509
Increase in issued common
 stock due to 8 for 1
 stock split               12,880,007          -            -            -                -               -                 -
Exchange of stock to
 acquire subsidiary
  Aquistar Ventures Inc.  (14,720,008)         -            -            -                -               -                 -
  Aquistar Ventures
   (U.S.A.) Inc.           14,983,008          -            -            -                -               -                 -
Net asset deficiency of
 legal parent at date of
 reverse take-over
 transaction                      -            -            -            -                -              (385)             (385)
Issuance of common stock      480,000          480       10,038          -                -               -              10,518
Translation adjustment            -            -            -            -             (2,737)            -              (2,737)
Net loss                          -            -            -            -                -           (39,312)          (39,312)
                            -----------------------------------------------------------------------------------------------------
Balance, June 30, 1999     15,463,008     $335,362     $ 10,038     $  5,509        $    (673)      $(366,312)        $  16,076
=================================================================================================================================

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998
                            (Stated in U.S. Dollars)


1.     NATURE OF OPERATIONS

Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral property is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying mineral claims and the ability of the Company to obtain the necessary financing to place the property into production, and upon future profitable operations, none of which is assured.


2.     SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)     Consolidation

These financial statements include the accounts of the Company and its wholly owned Canadian subsidiary Aquistar Ventures Inc.

b)     Mineral Property and Related Exploration Expenditures

The Company capitalizes all option payments on mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable accumulated mineral property costs will be written off.

Exploration expenditures are expensed as incurred.

To date none of the Company's properties have reached commercial production.

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998
                            (Stated in U.S. Dollars)


2.     SIGNIFICANT ACCOUNTING POLICIES  (Continued)

c)     Office Equipment and Amortization

Office equipment is recorded at cost and amortized at a rate of 20% per annum on the declining balance basis.

d)     Income Taxes

The  Company  has  adopted Statement of Financial Accounting Standards
No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion of all of a deferred tax asset will note be realized, a valuation allowance is recognized.

e)     Foreign Currency Translation

The Company's subsidiary's operations are located in Canada and its functional currency is the Canadian dollar. The financial statements of the subsidiary have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Adjustments arising from the translation of the Company's subsidiary's financial statements are included as a separate component of shareholders' equity.

f)     Financial Instruments

The Company's financial instruments consist of cash, Goods and Services Tax recoverable, and accounts payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

g)     Loss Per Share

 The loss per share is calculated using the weighted average number of common shares outstanding during the period.

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998
                            (Stated in U.S. Dollars)


3.     ACQUISITION OF SUBSIDIARY

Effective March 31, 1999, Aquistar Ventures (U.S.A.) Inc. acquired 100% of the issued and outstanding shares of Aquistar Ventures Inc. by issuing 14,983,008 common shares. Since the transaction resulted in the former shareholders of Aquistar Ventures Inc. owing the majority of the issued shares of Aquistar Ventures (U.S.A.) Inc., the transaction which is referred to as a "reverse take-over", has been treated for accounting purposes as an acquisition by Aquistar Ventures Inc. of the net assets and liabilities of Aquistar Ventures (U.S.A.) Inc. Under this purchase method of accounting, the results of operations of Aquistar Ventures (U.S.A.) Inc. are included in these financial statements from March 31, 1999.

Aquistar Ventures (U.S.A.) Inc. had a net asset deficiency at the acquisition date, therefore the 14,983,008 shares issued on acquisition were issued at an ascribed value of $Nil with the net asset deficiency of $385 charged to deficit. Aquistar Ventures Inc. is deemed to be the purchaser for accounting purposes. Accordingly its net assets are included in the balance sheet at their previously recorded amounts.

The  acquisition  is  summarized  as  follows:

           Current Assets
               Cash                 $     900

           Current Liabilities
               Accounts payable         1,285
                                    ----------
           Net Asset Deficiency     $    (385)
                                    ==========

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998
                            (Stated in U.S. Dollars)


4.     MINERAL PROPERTY

                                                              JUNE 30
                                                       -----------------------
                                                          1999          1998
                                                       -----------------------
Sutton Property

The Company has entered into an
option agreement dated
December 2, 1997, as amended,
which provides for the acquisition
of a 100% interest, subject to a
2.5% net smelter royalty in 21
unpatented mineral claims in the
Larder Lake Mining Division of
Ontario.  In order to earn its
interest the Company must make
cash payments and incur
exploration expenditures as
follows:

-  cash payment of Cdn. $17,000
   on execution of the agreement
   (paid)

-  cash payment of Cdn. $35,000
   13 months from the date the
   Company's common shares are
   listed for trading on the NASD
   Bulletin Board or a stock
   exchange (the initial payment
   date)

-  cash payment of Cdn. $25,000 8
   months after the initial date

-  cash payment of Cdn. $25,000
   16 months after the initial
   payment date

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998
                            (Stated in U.S. Dollars)


4.     MINERAL PROPERTY (Continued)

                                                              JUNE 30
                                                       -----------------------
                                                          1999          1998
                                                       -----------------------
-  cash payment of Cdn. $30,000
   28 months after the initial
   payment date

-  cash payment of Cdn. $30,000
   40 months after the initial
   payment date

-  Cash payment of Cdn. $40,000
   52 months after the initial
   payment date

Exploration Expenditures

-  a total of Cdn. $210,000, Cdn.
   $100,000 by December 2, 2000
   and Cdn. $110,000 upon a
   recommendation to conduct the
   phase 2 work program

Consideration paid to date                              $ 12,445     $ 12,445
                                                       =======================

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998
                            (Stated in U.S. Dollars)



5.     RELATED PARTY TRANSACTIONS

During the periods indicated the Company incurred the following amounts with a related company:

                                                 June 30
                        --------------------------------------------------------
                           1999        1998        1997        1996        1995
                        --------------------------------------------------------
Management fees         $ 19,852     $ 17,968    $ 17,570    $ 17,630   $  2,914
                        ========================================================
Rent                    $  7,610     $  5,285    $  4,392    $  4,408   $    729
                        ========================================================


6.     INCOME TAXES

     No provision for income taxes has been provided in these financial statements due to the accumulated net losses. At June 30, 1999, the Company has net operating loss carryforwards, which expire commencing in 2002 totalling approximately $170,000, the benefits of which have not been recorded.


7.     UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1999 AND 1998
                                   (unaudited)
                            (Stated in U.S. Dollars)

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                           CONSOLIDATED BALANCE SHEETS
                                   (unaudited)
                            (Stated in U.S. Dollars)
-------------------------------------------------------------------------------
                                                             SEPTEMBER 30
                                                         1999              1998
-------------------------------------------------------------------------------

ASSETS
Current
   Cash                                            $     2,645        $     828
   Goods and services tax recoverable                    1,320              761
                                                   ----------------------------
                                                         3,965            1,589
Mineral  Property  (Note  4)                            12,445           12,445
Office Equipment, at cost less accumulated
 amortization                                            1,644            2,055
                                                  -----------------------------
                                                  $     18,054     $     16,089
===============================================================================

LIABILITIES
Current
    Accounts payable                              $     43,407     $     47,759
                                                  -----------------------------

SHAREHOLDERS' DEFICIENCY

Share  Capital
Authorized:
     50,000,000 common shares, par value $0.001 per
       share at June 30, 1999
     100,000,000 common shares without par value at
       June 30, 1998
   Issued And Outstanding
     15,463,008 at June 30, 1999, and 2,350,001 at
       June 30, 1998                                     335,362        298,317

Additional Paid In Capital                                10,038            -
Contributed Surplus                                        5,509            -
Cumulative Translation Adjustment                           (318)         3,820
Accumulated Deficit                                     (375,944)      (333,807)
                                                  ------------------------------
                                                         (25,353)       (31,670)
                                                  ------------------------------
                                                  $     18,054     $     16,089
================================================================================

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                                   (unaudited)
                            (Stated in U.S. Dollars)
-------------------------------------------------------------------------------
                                                                 INCEPTION
                                    FOR THE THREE              APRIL 13, 1995
                                    MONTHS ENDED                     TO
                                    SEPTEMBER 30                SEPTEMBER 30
                             --------------------------------------------------
                                1999          1998                  1999
-------------------------------------------------------------------------------
Expenses
   Amortization            $      87     $      108          $     1,736
   Legal                         590             -                22,037
   Management fees             5,047          4,951               80,982
   Office and sundry              33            152                6,857
   Rent                        2,019          1,981               24,444
   Travel and business
       promotion                 -               -                 6,898
                            ---------------------------------------------------
                               7,776          7,191              142,954
                            ---------------------------------------------------
Loss Before The Following     (7,776)        (7,191)            (142,954)
Share Issue Costs                -               -               (34,921)
Exploration Expenditures      (1,856)            -              (191,827)
Write Off Abandoned Mineral
     Property                    -               -                (5,857)
                             --------------------------------------------------
Loss For The Period           (9,632)        (7,191)         $  (375,559
                                                             ==================

Accumulated Deficit,
   Beginning Of Period      (366,312)      (326,615)
                            ----------------------------
Accumulated Deficit,
   End Of Period           $(375,944)   $  (333,807)
========================================================
Loss Per Share             $ (0.001)     $ (0.003)
========================================================
Weighted Average Number Of
    Shares Outstanding    15,463,008      2,350,001
========================================================

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (unaudited)
                            (Stated in U.S. Dollars)
-------------------------------------------------------------------------------

                                                                 INCEPTION
                                    FOR THE THREE              APRIL 13, 1995
                                    MONTHS ENDED                     TO
                                    SEPTEMBER 30                SEPTEMBER 30
                             --------------------------------------------------
                                  1999          1998                1999
-------------------------------------------------------------------------------

Cash Flows From Operating
   Activities
     Loss for the period     $   (9,632)    $    (7,191)        $ (375,559)
                            ---------------------------------------------------
   Adjustments To Reconcile
   Loss To Net Cash Used By
    Operations Activities
     Write off abandoned
       mineral property             -                -               5,857
   Amortization                      87             108              1,736
   Change in Goods and
   Services Tax recoverable           4              32             (1,320)
   Change in accounts payable    10,545           5,102             43,407
                            ---------------------------------------------------
Total  Adjustments               10,636           5,242             49,680
                            ---------------------------------------------------
Net Cash Used In Operating
   Activities                     1,004          (1,949)          (325,879)
                            ---------------------------------------------------
Cash Flows From Investing
   Activities
     Mineral property               -              -               (18,302)
     Office equipment               -              -                (3,380)
Net asset deficiency of
   legal parent at date of
   reverse take-over
   transaction                      -              -                  (385)
                            ---------------------------------------------------
                                    -              -               (22,067)
                            ---------------------------------------------------
Cash Flows From Financing
   Activities
     Issue of share capital         -              -               345,400
     Contributed surplus            -              -                 5,509
                            ---------------------------------------------------
                                    -              -               350,909
                            ---------------------------------------------------
Effect Of Exchange Rate
   Changes On Cash                 355            1,756               (318)
                            ---------------------------------------------------
Increase (Decrease) In Cash      1,359             (193)             2,645
Cash, Beginning Of Period        1,286            1,021               -
                            ---------------------------------------------------
Cash, End Of Period        $     2,645        $     828        $     2,645
===============================================================================

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                   (unaudited)
                            (Stated in U.S. Dollars)
                                     Common Stock

---------------------------------------------------------------------------------------------------------------------------
                                                      Additional                   Cumulative
                               Number                  Paid-in     Contributed     Translation      Accumulated
                             of Shares      Amount      Capital      Surplus       Adjustment         Deficit      Total
                             ----------------------------------------------------------------------------------------------
Issuance of common stock                1  $       1   $     -     $      -         $     -        $    -        $       1
Net loss                             -           -           -            -               -            (3,643)      (3,643)
                             ----------------------------------------------------------------------------------------------
Balance, September 30, 1995             1           1         -           -               -            (3,643)      (3,642)

Issuance of common stock        1,700,000     179,975         -           -               -             -          179,975
Translation adjustment              -            -            -           -             (489)           -             (489)
Net loss                            -            -            -           -               -          (136,164)    (136,164)
------------------------     ----------------------------------------------------------------------------------------------

Balance, September 30, 1996     1,700,001     179,976         -           -             (489)        (139,807)      39,680

------------------------     ----------------------------------------------------------------------------------------------

Issuance of common stock          600,000     109,190         -           -               -             -          109,190
Translation  adjustment              -           -            -           -              670            -              670
Net loss                             -           -            -           -               -          (146,298)    (146,298)
                             ----------------------------------------------------------------------------------------------
Balance, September 30, 1997     2,300,001     289,166         -           -              181         (286,105)       3,242

Issuance of common stock           50,000       9,151         -           -               -              -           9,151
Translation adjustment               -           -            -           -            1,883             -           1,883
Net loss                             -           -            -           -               -           (40,510)     (40,510)
                             ----------------------------------------------------------------------------------------------
Balance, September 30, 1998     2,350,001     298,317         -           -            2,064         (326,615)     (26,234)

Issuance of common stock          240,000      42,074         -           -               -              -          42,074
Cancellation of common stock     (750,000)     (5,509)        -           -               -              -          (5,509)
Contributed surplus                  -           -            -          5,509            -              -           5,509
Increase in issued common
   stock due to 8 for 1
   stock split                  12,880,007       -            -           -               -              -             -
Exchange of stock to
   acquire subsidiary
    Aquistar Ventures Inc.     (14,720,008)      -            -           -               -              -             -
    Aquistar Ventures
      (U.S.A.) Inc.             14,983,008       -            -           -               -              -             -
Net asset deficiency of
   legal parent at date of
   reverse take-over
   transaction                       -             -          -           -               -             (385)        (385)
Issuance of common stock           480,000         480      10,038        -               -             -          10,518
Translation  adjustment              -             -          -           -           (2,737)           -          (2,737)
Net loss                             -             -          -           -               -          (39,312)     (39,312)
                             ----------------------------------------------------------------------------------------------
Balance, September 30, 1999     15,463,008     335,362      10,038     5,509            (673)       (366,312)     (16,076)

Translation adjustment               -             -         -           -               355            -             355
Net Loss                             -             -         -           -               -            (9,632)      (9,632)
                             ----------------------------------------------------------------------------------------------
Balance September 30, 1999      15,463,008  $  335,362   $  10,038   $ 5,509        $   (318)     $ (375,944)  $  (23,353)
===========================================================================================================================

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1999 AND 1998
                                   (unaudited)
                            (Stated in U.S. Dollars)

1.     BASIS OF PRESENTATION

The unaudited financial statements as of September 30, 1999 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments
(consisting of normal recurring accruals) considered necessary for a fair a presentation have been included. It is suggested that these financial statements be read in conjunction with the June 30, 1999 audited financial statements and notes thereto.


2.     NATURE OF OPERATIONS

     Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral property is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying mineral claims and the ability of the Company to obtain the necessary financing to place the property into production, and upon future profitable operations, none of which is assured.


3.     SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

     a)     Consolidation

     These financial statements include the accounts of the Company and its wholly owned Canadian subsidiary Aquistar Ventures Inc.

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1999 AND 1998
                                   (unaudited)
                            (Stated in U.S. Dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

     b)     Mineral Property and Related Exploration Expenditures

The Company capitalizes all option payments on mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable accumulated mineral property costs will be written off.

Exploration  expenditures  are  expensed  as  incurred.

To date none of the Company's properties have reached commercial production.

     c)     Office Equipment and Amortization

Office equipment is recorded at cost and amortized at a rate of 20% per annum on the declining balance basis.

d)     Income Taxes

The  Company  has  adopted Statement of Financial Accounting Standards
No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion of all of a deferred tax asset will note be realized, a valuation allowance is recognized.

     e)     Foreign Currency Translation

The Company's subsidiary's operations are located in Canada and its functional currency is the Canadian dollar. The financial statements of the subsidiary have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Adjustments arising from the translation of the Company's subsidiary's financial statements are included as a separate component of shareholders' equity.

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1999 AND 1998
                                   (unaudited)
                            (Stated in U.S. Dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)     Financial Instruments

The Company's financial instruments consist of cash, Goods and Services Tax recoverable, and accounts payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     g)     Loss  Per  Share

The loss per share is calculated using the weighted average number of common shares outstanding during the period.


4.     MINERAL  PROPERTY

                                                        SEPTEMBER 30
                                                    --------------------
                                                    1999          1998
                                                    --------------------
Sutton Property

The Company has entered into an
option agreement dated
December 2, 1997, as amended,
which provides for the acquisition
of a 100% interest, subject to a
2.5% net smelter royalty in 21
unpatented mineral claims in the
Larder Lake Mining Division of
Ontario.  In order to earn its
interest the Company must make
cash payments and incur
exploration expenditures as
follows:

-  cash payment of Cdn. $17,000
   on execution of the agreement
   (paid)

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1999 AND 1998
                                   (unaudited)
                            (Stated in U.S. Dollars)

4.     MINERAL  PROPERTY  (Continued)
                                                       SEPTEMBER 30
                                                    --------------------
                                                    1999          1998
                                                    --------------------

-  cash payment of Cdn. $35,000
   13 months from the date the
   Company's common shares are
   listed for trading on the NASD
   Bulletin Board or a stock
   exchange (the initial payment
   date)

-  cash payment of Cdn. $25,000 8
   months after the initial date

-  cash payment of Cdn. $25,000
   16 months after the initial
   payment date

-  cash payment of Cdn. $30,000
   28 months after the initial
   payment date

-  cash payment of Cdn. $30,000
   40 months after the initial
   payment date

-  Cash payment of Cdn. $40,000
   52 months after the initial
   payment date


Exploration  Expenditures

-  a total of Cdn. $210,000, Cdn.
   $100,000 by December 2, 2000
   and Cdn. $110,000 upon a
   recommendation to conduct the
   phase 2 work program

Consideration paid to date                   $     12,445     $     12,445
                                             ================================

                         AQUISTAR VENTURES (U.S.A.) INC.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1999 AND 1998
                                   (unaudited)
                            (Stated in U.S. Dollars)

5.     RELATED PARTY TRANSACTIONS

During the periods indicated the Company incurred the following amounts with related parties:

                               September 30
                        ------------------------------
                           1999            1998
                        ------------------------------
Management fees      $     5,047     $     4,951
                        ==============================
Rent                 $     2,019     $     1,981
                        ==============================


6.     INCOME TAXES

     No provision for income taxes has been provided in these financial statements due to the accumulated net losses. At September 30, 1999, the Company has net operating loss carryforwards, which expire commencing in 2002 totalling approximately $179,500, the benefits of which have not been recorded.


7.     UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

(b)     Index to Exhibits

Exhibit 2.1     Articles of Incorporation

Exhibit 2.2     Bylaws of the Company

Exhibit 6.1     Share Exchange Agreement dated March 31, 1999

Exhibit 6.2     Share Exchange Agreement dated April 26, 1999

Exhibit 6.3 Sutton Option Agreement dated December 2, 1997, as amended June 7, 1999

Exhibit 6.4     Management Agreement dated May 1, 1999

Exhibit 10      Consent of Consulting Geologist to use of Report

Exhibit 2.1

                       Articles of Incorporation
                                  of
                     Aquistar Ventures (USA) Inc.

     The undersigned certifies:

     1. Name of Corporation. The name of this corporation is Aquistar Ventures (USA) Inc.

     2. Resident Agent. The resident agent of this corporation in Nevada is Thomas P. Erwin whose address is 1 East Liberty Street, Suite 424, Reno, Washoe County, Nevada.

     3. Purposes; Powers. The purposes for which the corporation is formed and its powers are:

         3.1    To conduct such business as is lawful.

         3.2 To purchase, acquire, hold, mortgage, sell, let, lease or otherwise dispose of or deal in real or personal property of every kind, character and description, and to erect, manage, care for, maintain, extend or alter buildings or structures of any kind or character on real property.

         3.3 To purchase or otherwise acquire, hold and/or reissue the shares of its capital stock.

         3.4 To raise, borrow and secure the payment of money in any lawful manner, including the issue and sale or other disposition of bonds, warrants, debentures, obligations, negotiable and transferable instruments and evidences of indebtedness of all kinds, whether secured by mortgage, pledge, deed of trust, or otherwise, and incur debt in the purchase or acquisition of property, businesses, rights or franchises, or for additional working capital or for any other object connected with its business or affairs, without limit as to amount.

         3.5 To enter into, make, perform and carry out contracts of every sort and kind with any person, firm, association, corporation, private, public or municipal or body politic.

         3.6 To guarantee any dividends or bonds or contracts or other obligations.

         3.7 To have one or more offices or agencies and keep such books of the company outside of Nevada as are not required by law to be kept in Nevada.

     4. Authorized Capital. The authorized capital of this corporation shall consist of 50,000,000 shares of the par value of $.001 per share.

     5. Stock Nonassessable. The capital stock of this corporation shall not be subject to assessment to pay the debts of the corporation, and in this particular the Articles of Incorporation shall not be subject to amendment.

     6. Board of Directors. The members of the governing board shall be styled "Directors" and their number shall be not less than one (1) nor more than five (5). The names and addresses of the first Directors are as follows:

     Name                              Address
     ----                              -------

     Neil Quilter                      1007 Pinewood Lane
                                       Taylor Lake, Texas  77586

     William A.F. Norton               Suite 979  103 - 4338 Main Street
                                       Whistler, BC, Canada  V0N 1B4

     Alfredo De Lucrezia               1059 Ross Road
                                       North Vancouver, BC, Canada  V7K 1C4

     7. Liability of Directors and Officers. No director or officer shall have personal liability to the corporation or its shareholders for damages for breach of fiduciary duty as a director or officer, but nothing herein shall eliminate or limit the liability of a director or officer for:

         7.1    Acts or omissions not in good faith;

         7.2 Acts or omissions which involve intentional misconduct, fraud or violation of law;

         7.3 Acts or omissions in breach of the director's or officer's duty of loyalty to the corporation or its shareholders;

         7.4 Acts or omissions from which the director or officer derived an improper personal benefit; or

         7.5    Payment of dividends in violation of law.

     8. Indemnification. The corporation shall indemnify, to the full extent and in the manner permitted under the laws of Nevada and any other applicable laws, any person made or threatened to be made a party to an action or proceed-ing, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of this corporation or served any other enterprise as a director or officer at the request of this corporation; such right of indemnification shall also be applicable to the executors, administrators and other similar legal representative of any such director or officer. The provisions of this Section shall be deemed to be a contract between the corporation and each director and officer who serves in such capacity at any time while this Section is in effect, and any repeal or modification of this Section shall not affect any rights or obligations then existing with respect to any state of facts then existing or any action, suit or proceeding brought based in whole or in part upon any such state of facts. The foregoing rights of indemnification shall not be deemed exclusive of any other rights to which any director or officer or his legal representative may be entitled apart from the provisions of this Section.

     9. Perpetual Existence. This corporation shall have perpetual existence.

     10. By-Laws. The Board of Directors is expressly au-thorized and empowered to adopt, amend or repeal the By-Laws of this corporation.

     11. Incorporator. The name and post office address of the incorporator signing these Articles of Incorporation is as follows:

     Name                              Address
     ----                              -------

     Thomas P. Erwin                   One East Liberty Street
                                       Suite 424
                                       Reno, Nevada  89501

     Certified January 26, 1999.

                                       /S/Thomas P. Erwin
                                       ---------------------
                                       Thomas P. Erwin

STATE OF NEVADA,          )
                          )ss.
COUNTY OF WASHOE.         )

     These Articles of Incorporation were acknowledged before me on January 26, 1999.

                                        /S/Denise M. Cairns
                                        ---------------------
                                               Notary Public

Exhibit 2.2

                                     Bylaws
                                       of
                             Aquistar Ventures (USA) Inc.

1.   Offices.

     The principal office of the corporation in Nevada shall be located in Reno, Nevada. The corporation may have such other offices and places of business, either within or outside Nevada, as the board of directors may designate or as the business of the corporation may require from time to time. The registered office of the corporation required by Nevada law to be maintained in Nevada may be, but need not be, identical with the principal office if in Nevada, and the address of the registered office may be changed from time to time by the board of directors.

2.   Meetings; Voting.

     Section 2.1 Annual Meeting. Unless otherwise designated by the board of directors, the annual meeting of the shareholders shall be held at such time as may be determined by the board of directors for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held at the annual meeting of the shareholders, or at any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as convenient.

     Section 2.2 Special Meetings. Special meetings of the shareholders for any purpose, unless otherwise prescribed by statute, may be called by the president, the board of directors or the holders of not less than one-tenth of all the outstanding shares of the corporation entitled to vote at the meeting. Any holder or holders of not less than one-tenth of all of the outstanding shares of the corporation who desire to call a special meeting pursuant to this
Section 2.2 shall notify the president that a special meeting of the share-holders shall be called. Within thirty (30) days after notice to the president, the president shall set the date, time and location of a shareholders' meeting. The date set by the president shall be not less than thirty (30) nor more than one-hundred twenty (120) days after the date of notice to the president. If the president fails to set the date, time and location of the special meeting within the thirty (30) day time period described above, the shareholder or shareholders calling the meeting shall set the date, time and location of the special meeting.

     Section 2.3 Place of Meeting. The board of directors may designate any place, either within or outside Nevada, as the place for any annual meeting or special meeting called by the board of directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or outside Nevada, as the place for such meeting. If no designation is made, or if a special meeting shall be called otherwise than by the board, the place of meeting shall be the registered office of the corporation in Nevada.

     Section 2.4 Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or person calling the meeting to each shareholder of record entitled to vote at such meeting; except that, if the authorized shares are to be increased, at least thirty (30) days notice shall be given. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.


     Section 2.5 Adjournment. When a meeting is for any reason adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

     Section 2.6 Organization. The president or any vice president shall call meetings of shareholders to order and act as chairman of such meetings. In the absence of said officers, any shareholder entitled to vote at that meeting, or any proxy of any such shareholder, may call the meeting to order and a chairman shall be elected by a majority of the shareholders entitled to vote at that meeting. In the absence of the secretary or any assistant secretary of the corporation, any person appointed by the chairman shall act as secretary of such meeting.

     Section 2.7 Agenda and Procedure. The board of directors shall have the responsibility for establishing an agenda for each meeting of shareholders, subject to the rights of shareholders to raise matters for consideration which may otherwise properly be brought before the meeting although not included within the agenda. The chairman shall be charged with the orderly conduct of all meetings of shareholders; provided, however, that in the event of any difference in opinion with respect to the proper course of action which cannot be resolved by reference to statute, or to the articles of incorporation, or these bylaws, Robert's Rules of Order (as last revised) shall govern the disposition of the matter.

     Section 2.8 Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may provide that the stock transfer books shall be closed for any stated period not exceeding fifty (50) days. If the stock transfer books shall be closed for the purpose of deter-mining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately before such meeting. In lieu of closing the stock transfer books the board of directors may fix in advance a date as the date for any such determination of shareholders, such date in any case to be not more than fifty
(50) days, and, in case of a meeting of shareholders, not less than ten (10) days before the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring the dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section 2.8, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of the closing has expired.

     Section 2.9 Voting Records. The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of shareholders, a complete record of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. For a period of ten (10) days before such meeting, this record shall be kept on file at the principal office of the corporation, whether within or outside Nevada, and shall be subject to inspection by any shareholder for any purpose germane to the meeting at any time during usual business hours. Such record shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder for any purpose germane to the meeting during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such record or transfer books or to vote at any meeting of shareholders. Any officer or agent having charge of the stock transfer books who fails to prepare the record of shareholders, or to keep it on file for a period of ten (10) days before the meeting or to produce and keep it open for inspection at the meeting as provided in this section, is liable to any shareholder suffering damage due to the failure to the extent of the damage.

     Section 2.10 Quorum. Unless otherwise provided by the articles of incorporation, a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If fewer than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting without further notice for a period not to exceed sixty (60) days at any one adjournment. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of shareholders so that less than a quorum remains.

     If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by law or the articles of incorporation.

     Section 2.11 Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after six (6) months from the date of its execution unless otherwise provided in the proxy.

     Section 2.12 Voting of Shares. Each outstanding share, regardless of class, shall be entitled to one vote, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders, except as may be otherwise provided in the articles of incorporation. If the articles of incorporation provide for more or less than one vote for any share on any matter, every reference in the Nevada statutes to a majority or other proportion or number of shares shall refer to such a majority or other proportion or number of votes entitled to be cast with respect to such matter. In the election of directors, each record holder of stock entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him, for as many persons as there are directors to be elected, and for whose election he has the right to vote unless the articles of incorporation otherwise provide. Cumulative voting shall not be allowed.

     Section 2.13     Voting of Shares by Certain Holders.

        a. Neither treasury shares, nor shares held by another corporation, if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time.

        Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe or, in the absence of such provision, as the board of directors of such corporation may determine.

        Shares held by an administrator, executor, guardian or conservator may Be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

        Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do is contained in an appropriate order of the court by which such receiver was appointed.

        A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee and thereafter the pledgee shall be entitled to vote the shares to transferred.

        Redeemable shares which have been called for redemption shall not be entitled to vote on any matter and shall not be deemed outstanding shares on and after the date on which written notice of redemption has been mailed to shareholders and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders of the shares upon surrender of certificates therefor.

        b. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, those persons' acts with respect to voting shall have the following effect:

            (i)     If only one person votes, his act binds all;

            (ii) If more than one person votes, the act of the majority so voting binds all;

            (iii) If more than one person votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or any person voting the shares of a beneficiary, if any, may apply to any court of competent jurisdiction in the State of Nevada to appoint an additional person to act with the persons so voting the shares. The shares shall then be voted as determined by a majority of such persons and the person appointed by the court.

       If an instrument filed with the secretary of the Corporation pursuant to this subsection B shows that a tenancy is held in unequal interests, a majority or even split for the purpose of this subsection B shall be a majority or even split in interest.

       The provisions of this subsection B shall not apply if the secretary of the corporation is given written notice of alternate voting provisions and is furnished with a copy of the instrument or order appointing those persons or creating the relationship wherein alternate voting provisions are established.

     Section 2.14 Informal Action by Shareholders. Any action required or allowed to be taken at a meeting of the shareholders may be taken without a meeting provided that a consent in writing which describes the action so taken shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter of the consent, except that: (a) if any greater proportion of voting power is required for such action at a meeting, then the greater proportion of written consents is required; and (b) this provision for action by written consent does not supersede any specific provision for action by written consent contained in the Nevada statutes.

3.   Board of Directors.

     Section 3.1 General Powers. The business and affairs of the corporation shall be managed by its board of directors, except as otherwise provided in the Nevada statutes or in the articles of incorporation.

     Section 3.2 Performance of Duties. A director of the corporation shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed in paragraphs (a), (b), and (c) of this Section 3.2; but he shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his duties shall not have any liability by reason of being or having been a director of the corporation. Those persons and groups upon whose information, opinions, reports, and statements a director is entitled to rely are:

        a. One or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

        b. Counsel, public accountants, or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or

        c. A committee of the board upon which he does not serve, duly designated in accordance with the provisions of the articles of incorporation or the bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

     Section 3.3 Number, Tenure and Qualifications. The number of directors of the corporation shall be as described in the articles of incorporation. The directors shall be elected at each annual meeting of shareholders. Each director shall hold office until the next annual meeting of shareholders and thereafter until his successor shall have been elected and qualified.
Directors shall be eighteen (18) years of age or older, but need not be residents of Nevada or shareholders of the corporation. Directors shall be removable in the manner provided by the statutes of Nevada.

     Section 3.4 Resignation. Any director of the corporation may resign at any time by giving written notice of his resignation to the board of directors, the president, any vice president or the secretary of the corporation. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. When one or more directors resigns from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

     Section 3.5 Removal. Except as otherwise provided in the articles of incorporation or in these bylaws, any director may be removed, either with or without cause, at any time, by the affirmative vote of the holders of two-thirds of the issued and outstanding shares of stock entitled to vote for the election of directors of the corporation given at a special meeting of the shareholders called and held for such purpose. The vacancy in the board of directors caused by any such removal may be filled by the shareholders entitled to vote thereon at such meeting. If the shareholders at such meeting shall fail to fill the vacancy, the board of directors may do so as provided in this
Section 3.5.

     Section 3.6 Vacancies. Any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum except as otherwise provided herein. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by the affirmative vote of a majority of the directors then in office or by an election at any annual meeting or at a special meeting of shareholders called for that purpose, and a director so chosen shall hold office until the next annual meeting of shareholders and until his successor has been elected and has qualified.

     Section 3.7 Regular Meetings. A regular meeting of the board of directors shall be held without other notice than this bylaw immediately after and at the same place as the annual meeting of shareholders. The board of directors may provide by resolution the time and place, either within or outside Nevada, for the holding of additional regular meetings without other notice than such resolution.

     Section 3.8 Special Meetings. Special meetings of the board of directors may be called by or at the request of the president or the director if the corporation has one director or any two directors if the corporation has two or more directors. The person or persons authorized to call special meetings of the board of directors may fix any place, either within or outside Nevada, as the place for holding any special meeting of the board of directors called by them.

     Section 3.9 Notice. Notice of any special meeting shall be given at least seven (7) days in advance of the meeting by written notice delivered personally or mailed to each director at his business address, or by notice given at least two days previously by telegraph, telex, electronic facsimile, electronic mail or other means of electronic data transmission. Mailed notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage prepaid. If notice is given by any means of electronic data transmission, the Notice shall be deemed to be delivered when the Notice is received by the addressee. Any director may waive notice of any meeting. By attending or participating in a regular or special meeting, a director waives any required notice of such meeting unless the director, at the beginning of the meeting objects to the holding of the meeting or the transacting of business at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

     Section 3.10 Quorum. A majority of the number of directors elected and qualified at the time of the meeting shall constitute a quorum for the transaction of business at any such meeting of the board of directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

     Section 3.11 Manner of Acting. If a quorum is present, the affirmative vote of a majority of the directors present at the meeting and entitled to vote on that particular matter shall be the act of the board, unless the vote of a greater number is required by law or the articles of incorporation.

     Section 3.12 Compensation. By resolution of the board of directors, any director may be paid any one or more of the following: his expenses, if any, of attendance at such meeting; a fixed sum for attendance at such meeting; or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

     Section 3.13 Presumption of Assent. A director of the corporation who is present at a meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent is entered in the minutes of the meeting or unless he files his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or forwards such dissent by certified or registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

     Section 3.14 Executive Committee. The board of directors, by resolution adopted by a majority of the number of directors elected and qualified at the time of the resolution, may designate two or more directors to constitute an executive committee, which shall have and may exercise all of the authority of the board of directors or such lesser authority as may be described in said resolution. No such delegation of authority shall operate to relieve the board of directors or any member of the board from any responsibility imposed by law.

     Section 3.15 Informal Action by Directors. Any action required or permitted to be taken at a meeting of the directors, executive committee or other committee of the directors may be taken without a meeting if a consent in writing which describes the action so taken shall be signed by all of the directors entitled to vote with respect to the subject matter.

     Section 3.16 Meetings by Telephone. One or more members of the board of directors or any committee of the directors may participate in a meeting of the board or committee by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other at the same time. Such participation shall constitute presence in person at the meeting.

4.   Officers and Agents.

     Section 4.1 General. The officers of the corporation shall be a president, a secretary and a treasurer, each of whom shall be elected by the board of directors. The board of directors may appoint one or more vice presidents and such other officers, assistant officers, committees and agents, including a chairman of the board, assistant secretaries and assistant treasurers, as they may consider necessary, who shall be chosen in such manner and hold their offices for such terms and have such authority and duties as from time to time may be determined by the board of directors. The salaries of all the officers of the corporation shall be fixed by the board of directors. One person may hold two or more offices. The officers of the corporation shall be eighteen (18) years of age or older. In all cases where the duties of any officer, agent or employee are not prescribed by the bylaws or by the board of directors, such officer, agent or employee shall follow the orders and instructions of (a) the president, and if a chairman of the board has been elected, then (b) the chairman of the board.

     Section 4.2 Election and Term of Office. The officers of the corporation shall be elected by the board of directors annually at the first meeting of the board held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until the first of the following occurs: until his successor shall have been duly elected and shall have qualified; or until his death; or until he shall resign; or until he shall have been removed in the manner hereinafter provided.

     Section 4.3 Removal. Any officer or agent may be removed by the board of directors or by the executive committee, if any, whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

     Section 4.4 Vacancies. A vacancy in any office, however occurring, may be filled by the board of directors for the unexpired portion of the term.

     Section 4.5 President. The president shall, subject to the direction and supervision of the board of directors, be the chief executive officer of the corporation and shall have general and active control of its affairs and business and general supervision of its officers, agents and employees. He shall, unless otherwise directed by the board of directors, attend in person or by substitute appointed by him, or shall execute on behalf of the corporation written instruments appointing a proxy or proxies to represent the corporation, at all meetings of the stockholders of any other corporation in which the corporation shall hold any stock. He may, on behalf of the corporation, in person or by substitute or by proxy, execute written waivers of notice and consents with respect to any such meetings. At all such meetings and otherwise, the president, in person or by substitute or proxy as aforesaid, may vote the stock so held by the corporation and may execute written consents and other instruments with respect to such stock and may exercise any and all rights and powers incident to the ownership of said stock, subject however to the instructions, if any, of the board of directors. The president shall have custody of the treasurer's bond, if any. If a chairman of the board has been elected, the chairman of the board shall have, subject to the direction and modification of the board of directors, all the same responsibilities, rights and obligations as described in these bylaws for the president.

     Section 4.6 Vice Presidents. The vice presidents, if any, shall assist the president and shall perform such duties as may be assigned to them by the president or by the board of directors. In the absence of the president, the vice president designated by the board of directors or (if there be no such designation) the vice president designated in writing by the president shall have the powers and perform the duties of the president. If no such designation shall be made all vice presidents may exercise such powers and perform such duties.

     Section 4.7 Secretary. The secretary shall perform the following: (a) keep the minutes of the proceedings of the shareholders, executive committee and the board of directors; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and affix the seal to all documents when authorized by the board of directors; (d) keep at the corporation's registered office or principal place of business within or outside Nevada a record containing the names and addresses of all shareholders and the number and class of shares held by each, unless such a record shall be kept at the office of the corporation's transfer agent or registrar; (e) sign with the president or a vice president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the board of directors; (f) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent; and (g) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the board of directors. Assistant secretaries, if any, shall have the same duties and powers, subject to supervision by the secretary.

     Section 4.8 Treasurer. The treasurer shall be the principal financial officer of the corporation and shall have the care and custody of all funds, securities, evidences of indebtedness and other personal property of the corporation and shall deposit the same in accordance with the instructions of the board of directors. He shall receive and give receipts and acquittances for monies paid in on account of the corporation, and shall pay out of the funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity. He shall perform all other duties incident to the office of the treasurer and, upon request of the board, shall make such reports to it as may be required at any time. He shall, if required by the board, give the corporation a bond in such sums and with such sureties as shall be satisfactory to the board, conditioned upon the faithful performance of his duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation. He shall have such other powers and perform such other duties as may be from time to time prescribed by the board of directors or the president. The assistant treasurers, if any, shall have the same powers and duties, subject to the supervision of the treasurer.

     The treasurer shall also be the principal accounting officer of the corporation. He shall prescribe and maintain the methods and systems of accounting to be followed, keep complete books and records of account, prepare and file all local, state and federal tax returns, prescribe and maintain an adequate system of internal audit, and prepare and furnish to the president and the board of directors statements of account showing the financial position of the corporation and the results of its operations.

     Section 4.9 Salaries. Officers of the corporation shall be entitled to such salaries, emoluments, compensation or reimbursement as shall be fixed or allowed from time to time by the board of directors.

     Section 4.10 Bonds. If the board of directors by resolution shall so require, any officer or agent of the corporation shall give bond to the corporation in such amount and with such surety as the board of directors may deem sufficient, conditioned upon the faithful performance of that officer's or agent's duties and offices.

5.   Stock.

     Section 5.1 Certificates. The shares of stock shall be represented by consecutively numbered certificates signed in the name of the corporation by its president or a vice president and by the treasurer or an assistant treasurer or by the secretary or an assistant secretary, and shall be sealed with the seal of the corporation, or with a facsimile thereof. The signatures of the corporation's officers on such certificate may also be facsimiles if the certificate is either countersigned by a transfer agent other than the corporation itself or an employee of the corporation or registered by a registrar other than the corporation itself or an employee of the corporation. Except that if the corporation is governed by the rules of the New York Stock Exchange or by comparable rules of other regulated securities exchanges and it acts as its own transfer agent and/or registrar it shall be allowed to countersign its own certificates. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue. Every certificate representing shares issued by a corporation which is authorized to issue shares of more than one class or more than one series of any class shall describe on the face or back of the certificate or shall state that the corporation will furnish to any shareholder upon request and without charge a full statement of the designations, preferences, limitations, and relative rights of the shares of each class authorized to be issued and, if the corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences between the shares of each such series, so far as the same have been fixed and determined, and the authority of the board of directors to fix and determine the relative rights and preferences of subsequent series.

     Each certificate representing shares shall state the following upon its face: the name of the state of the corporation's organization; the date of the corporation's organization; the name of the person to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; the par value of each share represented by such certificate or a statement that the shares are without par value. Certificates of stock shall be in such form consistent with law as shall be prescribed by the board of directors. No certificate shall be issued until the shares represented thereby are fully paid.

     Section 5.2 Record. A record shall be kept of the name of each person or other entity holding the stock represented by each certificate for shares of the corporation issued, the number of shares represented by each such certificate, its date of issuance and, in the case of cancellation, the date of cancellation. The person or other entity in whose name shares of stock stand on the books of the corporation shall be deemed the owner, and thus a holder of record of such shares of stock, for all purposes as regards the corporation.

     Section 5.3 Consideration for Shares. Shares shall be issued for such consideration, expressed in dollars (but not less than the par value thereof) as shall be fixed from time to time by the board of directors. That part of the surplus of a corporation which is transferred to stated capital upon the issuance of shares as a share dividend shall be deemed the consideration for the issuance of such dividend shares. Such consideration may consist, in whole or in part, of money, other property, tangible or intangible, or in labor or services actually performed for the corporation, but neither promissory notes nor future services shall constitute payment or part payment for shares unless approved by the board of directors.

     Section 5.4 Cancellation of Certificates. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificates shall be issued in lieu thereof until the former certificate for a like number of shares shall have been surrendered and cancelled, except as herein provided with respect to lost, stolen or destroyed certificates.

     Section 5.5 Lost Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock, the board of directors may direct the issuance of a new certificate in lieu thereof upon such terms and conditions in conformity with law as it may prescribe. The board of directors may in its discretion require a bond in such form and amount and with such surety as it may determine, before issuing a new certificate.

     Section 5.6 Transfer of Shares. Upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and such documentary stamps as may be required by law, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate. Every such transfer of stock shall be entered on the stock book of the corporation which shall be kept at its principal office or by its registrar duly appointed.

     The corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as may be required by the laws of Nevada.

     Section 5.7 Transfer Agents, Registrars and Paying Agents. The board may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation. Such agents and registrars may be located either within or outside Nevada. They shall have such rights and duties and shall be entitled to such compensation as may be agreed.

6.     Indemnification of Officers and Directors.

     The corporation shall indemnify, to the full extent and in the manner permitted under the laws of Nevada and any other applicable laws, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of this corporation or served any other enterprise as a director or officer at the request of this corporation; such right of indemnification shall also be applicable to the executors, administrators and other similar legal representative of any such director or officer. The provisions of this Section shall be deemed to be a contract between the corporation and each director and officer who serves in such capacity at any time while this Section is in effect, and any repeal or modification of this Section shall not affect any rights or obligations then existing with respect to any state of facts then existing or any action, suit or proceeding brought based in whole or in part upon any such state of facts. The foregoing rights of indemnification shall not be deemed exclusive of any other rights to which any director or officer or his legal representative may be entitled apart from the provisions of this Section. The following provisions shall govern indemnification under this Section:

     Section 6.1 Each person indemnified by the corporation must promptly after receipt of written notice of any demand or claim or the commencement of any action, suit or proceeding within the corporation's indemnification obligation shall immediately notify the corporation in writing.

     Section 6.2 The corporation shall have the right, by notifying the party who asserts a claim for indemnification within thirty (30) days after the corporation's receipt of the notice of the claim or demand, to assume the entire control of the defense, compromise, or settlement of the action, suit or proceeding, including employment of counsel of the corporation's choice. The party who asserts the right to indemnification under this Section shall have the right to participate, at such party's expense and with counsel of such party's choice, in the defense, compromise, or settlement of the matter.

     Section 6.3 The corporation's indemnification obligations shall be binding on the corporation and its successors and assigns and shall enure to the benefit of and, where applicable, shall be binding on each party entitled to indemnification and his or her successors and assigns. The corporation may prospectively amend, modify or revoke the provisions of this Section concerning indemnification.

     Section 6.4 Each party entitled to indemnification under this Section expressly and unconditionally waives, in connection with any suit, action or proceeding brought by such party concerning indemnification under this Section, any and every right such person may have to: (a) injunctive relief; (b) a trial by jury; (c) interpose any counterclaim; and (d) have such suit, action or proceeding consolidated with any other or separate suit, action or proceeding. Nothing in this Section shall prevent or prohibit the corporation from instituting or maintaining a separate action against any party who asserts a claim for indemnification under this Section.

     Section 6.5 This indemnity provision and the rights and obligations of the parties under this Section shall in all respects be governed by, and construed and enforced in accordance with, the laws of the State of Nevada applicable to the interpretation, construction and enforcement of indemnities (without giving effect to Nevada's principles of conflicts of law).

     Section 6.6 Each party who asserts a claim for indemnification under this Section irrevocably submits to the jurisdiction of and venue in of any Nevada state court or United States District Court sitting in Washoe County, Nevada, over any suit, action or proceeding arising from or relating to indemnification under this Section, and agrees that any suit, action or proceeding concerning or relating to a claim for indemnification under this Section shall be commenced and maintained in such courts. Each such party agrees and consents that, in addition to any other methods of service of process provided for under applicable law, all service of process in any such suit, action or proceeding may be made by certified or registered mail, return receipt requested, directed to such person at his or her respective address, and such service shall be complete five (5) days after mailing.

7.   Execution of Instruments; Loans; Checks and Endorsements; Deposits;
       Proxies.

     Section 7.1 Execution of Instruments. The president or any vice president shall have the power to execute and deliver on behalf of and in the name of the corporation any instrument requiring the signature of an officer of the corporation, except as otherwise provided in these bylaws or where the execution and delivery thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. Unless authorized to do so by these bylaws or by the board of directors, no officer, agent or employee shall have any power or authority to bind the corporation in any way, to pledge its credit or to render it liable pecuniarily for any purpose or in any amount.

     Section 7.2 Loans. The corporation may lend money to, guarantee the obligations of and otherwise assist directors, officers and employees of the corporation, or directors of another corporation of which the corporation owns a majority of the voting stock, only upon compliance with the requirements of the Nevada statutes.

     No loans shall be contracted on behalf of the corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

      Section 7.3 Checks and Endorsements. All checks, drafts or other orders for the payment of money, obligations, notes or other evidence of indebtedness, bills of lading, warehouse receipts, trade acceptances and other such instruments shall be signed or endorsed by such officers or agents of the corporation as shall from time to time be determined by resolution of the board of directors, which resolution may provide for the use of facsimile signatures.

     Section 7.4 Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the corporation's credit in such banks or other depositories as shall from time to time be determined by resolution of the board of directors, which resolution may specify the officers or agents of the corporation who shall have the power, and the manner in which such power shall be exercised, to make such deposits and to endorse, assign and deliver for collection and deposit checks, drafts and other orders for the payment of money payable to the corporation or its order.

     Section 7.5 Proxies. Unless otherwise provided by resolution adopted by the board of directors, the president or any vice president may from time to time appoint one or more agents or attorneys-in-fact of the corporation, in the name and on behalf of the corporation, to cast the votes which the corporation may be entitled to cast as the holder of stock or other securities in any other corporation, association or other entity any of whose stock or other securities may be held by the corporation, at meetings of the holders of the stock or other securities of such other corporation, association or other entity or to consent in writing, in the name of the corporation as such holder, to any action by such other corporation, association or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the corporation and under its corporate seal, or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

     Section 7.6 Contracts. The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

8.   Miscellaneous.

     Section 8.1 Waivers of Notice. Whenever notice is required by the Nevada statutes, by the articles of incorporation or by these bylaws, a waiver of the notice in writing signed by the director, shareholder or other person entitled to notice, whether before, at or after the time stated therein, or his appearance at such meeting in person or (in the case of a shareholders' meeting) by proxy, shall be equivalent to such notice.

     Section 8.2 Seal. The corporate seal of the corporation shall be circular in form and shall contain the name of the corporation and the words "Seal, Nevada".

     Section 8.3 Fiscal Year. The fiscal year of the corporation shall be as established by the board of directors.

     Section 8.4 Amendments. The board of directors shall have the power to alter, amend or repeal the bylaws or adopt new bylaws of the corporation at any regular meeting of the board or at any special meeting called for that purpose, subject to repeal or change by action of the shareholders.

     Section 8.5 Emergency Bylaws. Subject to repeal or change by action of the shareholders, the board of directors may adopt emergency bylaws in accordance with and pursuant to the provisions of the Nevada statutes.


     Adopted effective February 2nd, 1999.
                               ----
                                                     /S/Neil Quilter
                                                 By------------------
                                                     Neil Quilter

                                                    /S/William A.F. Norton
                                                 By------------------------
                                                    William A.F. Norton

                                                    /S/Alfredo De Lucrezia
                                                 By------------------------
                                                    Alfredo De Lucrezia

Exhibit 6.1

                            SHARE EXCHANGE AGREEMENT
                            ------------------------

THIS AGREEMENT is made and is effective the 31st day of March, 1999.

BETWEEN:
          AQUISTAR VENTURES (USA) INC., a company duly incorporated pursuant to the laws of Nevada and having a registered office at One East Liberty Street, Suite 424, Reno, Nevada, 89501

          ("Aquistar  USA")
                                                               OF THE FIRST PART
AND:
          AQUISTAR VENTURES INC., a company duly incorporated pursuant to the laws of British Columbia and having its registered and records office at #1750 - 750 West Pender Street, Vancouver, British Columbia,
          V6C 2T8

          ('Aquistar")
                                                              OF THE SECOND PART
AND:
          THE UNDERSIGNED, being the shareholders of Aquistar set forth in Schedule "B" to this Agreement

          (collectively, the "Vendors" and individually a "Vendor")
                                                               OF THE THIRD PART

WHEREAS:

A. The Vendors are collectively the legal and beneficial owners of all of the issued and outstanding common shares (the "Aquistar Shares") of Aquistar;

B. The Vendors wish to sell and Aquistar USA wishes to buy the Aquistar Shares in exchange for 14,720,008 common shares of Aquistar USA (the "Aquistar USA Shares") at a deemed price per Aquistar USA Share of US$0.0206 per share all in accordance with the terms and conditions of this Agreement;

          NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties covenant and agree as follows:

1         INTERPRETATION
          --------------

     For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires:

1.1       "Agreement"  means  this  agreement and any Schedules attached hereto;

1.2 unless specifically stated otherwise, all dollar amounts in this Agreement are stated in the currency of Canada;

1.3 any reference in this Agreement to a designated "Section", "Subsection", "Schedule" or other subdivision means the designated Section, Subsection, Schedule or other subdivision in this Agreement;

1.4 the words "herein" and "hereunder" and other words of similar import refer to this Agreement and the Schedules attached thereto as a whole and not to any particular Article or other subdivision of this Agreement;

1.5 any reference to a statute includes the regulations passed pursuant thereto, any amendments made thereto and in force at the time this Agreement is in effect; and

1.6 words importing the singular include the plural where the context requires, and vice versa.

2.   REPRESENTATIONS AND WARRANTIES OF AQUISTAR
     ------------------------------------------

     Aquistar represents and warrants to Aquistar USA, as follows:

2.1 Aquistar is duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia;

2.2 the authorized capital of Aquistar is 100,000,000 common shares without par value of which 14,720,008 common shares are issued and outstanding as at March 31, 1999;

2.3 the Aquistar Shares are validly issued and outstanding as fully paid and non-assessable in the capital of Aquistar, and have been issued in accordance with all applicable securities laws, including the laws of the jurisdiction of residence of the Vendors;

2.4 no person, firm or corporation has any agreement, option or right, or rights capable of becoming an agreement or option:

i)        to  purchase  common  shares  in  the  capital  of  Aquistar;

ii) to require Aquistar to issue and allot any of the authorized but unissued shares in the capital of Aquistar; or

iii) to require Aquistar to issue any security capable of exchange into shares of Aquistar;

2.5 the entering into and performance of this Agreement and the transactions contemplated herein will not result in the violation of any of the terms and provisions of the constating documents of Aquistar, any shareholders' or directors' resolution, or of any indenture or other agreement, written or oral, to which Aquistar may be a party or any judgment, decree, order, rule or regulation of any court or administrative body by which Aquistar may be bound;

2.6 there is no undisclosed litigation, proceeding, or investigation pending or threatened against Aquistar, nor does Aquistar know, or have grounds to know, of any basis for any litigation, proceeding or investigation against Aquistar;

2.7 Aquistar is, subject to certain royalties and an option agreement, the beneficial owner of mineral property interests (the "Property Interests") all as set out in Schedule "A" attached hereto, and except as provided above, such Property Interests are owned by Aquistar free and clear of all liens, encumbrances, charges, options or other claims whatsoever;

2.8 Aquistar has due and sufficient corporate capacity to hold the Property Interests it now holds, and to carry on its mineral exploration business in each jurisdiction where it carries on business;

2.9 Aquistar holds all permits, licenses, consents and authorities issued by any government or governmental authority which are necessary in connection with the operation of its business and the ownership of its Property Interests and any other assets;

2.10 Aquistar has operated its business in accordance with all laws, rules, regulations, orders of competent regulatory authorities and, in particular, but not so as to limit the generality of the foregoing, is not, in breach of any governmental or environmental rules and regulations;

2.11 all tax returns and reports of Aquistar required by law to be filed prior to the date hereof have been filed and are substantially true, complete and correct, and all taxes and other government charges have been paid or accrued;

2.12 no person, firm or corporation holds a general or special power of attorney to act on behalf of Aquistar; and

2.13 Aquistar is not a party to any written or oral employment, consulting, or service agreement, and Aquistar will not have any officers or employees who are employed or are required to be paid by Aquistar except as disclosed to Aquistar USA or as provided herein.

3.   REPRESENTATIONS AND WARRANTIES OF VENDORS
     -----------------------------------------

     Each of the Vendors severally represents and warrants to Aquistar USA as to their own individual capacity and share ownership, as follows:

3.1 this Agreement has been duly executed and delivered by them and constitutes a legal, valid and binding obligation enforceable against them in accordance with its terms;

3.2 each Vendor is the beneficial and registered owner of that number of Aquistar Shares set opposite the Vendor's name in Schedule "B", has full power and authority to sell such Aquistar Shares, and such Aquistar Shares are free and clear of all liens, claims, charges, encumbrances, pledges, and restrictions of any nature whatsoever, except restrictions imposed by applicable securities laws; and

3.3 each Vendor has been advised by Aquistar USA to obtain, and has obtained, such independent legal advice as the Vendor deemed necessary prior to entering into this Agreement.

4.   COVENANTS OF AQUISTAR
     ---------------------

     Aquistar  covenants  and  agrees  with  Aquistar  USA,  as  follows:

4.1 from the date of execution of this Agreement and until the Closing Date (as defined herein), Aquistar will not commit itself to:

a)        redeem  or  acquire  any  shares  in  its  capital;

b)        declare  or  pay  any  dividend;

c) make any reduction in or otherwise make any payment on account of its paid-up capital; or

d) effect any subdivision, consolidation or reclassification of its share capital;

4.2 from the date of execution of this Agreement and until the Closing Date, they will cause Aquistar to carry on the business of Aquistar in the ordinary and normal course, in a prudent and businesslike, and efficient manner; and,

4.3 permit Aquistar USA management and its agents access to all of the records and assets of Aquistar, and otherwise assist in the carrying out of such investigations of Aquistar and its assets as Aquistar USA deems necessary.

5.   COVENANTS OF VENDING SHAREHOLDERS
     ---------------------------------

     Each  of  the  Vendors  covenants and agrees with Aquistar USA, as follows:

5.1 that they will deliver to Aquistar as soon as possible a share certificate or certificates representing all of the Aquistar Shares held by them in transferable form (duly executed and witnessed) with irrevocable instructions to Aquistar to deliver such shares for transfer to Aquistar USA upon the Closing of this Agreement;

5.2 that they will accept their pro-rata proportion of the proposed 14,720,008 Aquistar USA Shares in exchange for their Aquistar Shares; and

5.3 that they waive any and all pre-emptive rights to purchase Aquistar Shares that they may have.

6.   REPRESENTATIONS AND WARRANTIES OF AQUISTAR USA
     ----------------------------------------------

     Aquistar  USA  represents  and  warrants  to  the  Vendors,  as  follows:

6.1 it is duly incorporated, validly existing and in good standing under the laws of Nevada;

6.2 it has full and absolute right, power and authority to enter into this Agreement on the terms and conditions herein set forth, to carry out the transactions contemplated hereby and to transfer on the Closing Date to the Vendors all legal and beneficial ownership in and to the Aquistar USA Shares; and,

6.3       this  Agreement  has been duly executed and delivered by Aquistar
USA and constitutes a legal, valid and binding obligation of Aquistar USA enforceable against Aquistar USA in accordance with its terms.

7.   COVENANTS OF AQUISTAR USA
     -------------------------

     Aquistar USA covenants and agrees with the Vendors that it will issue the Aquistar USA Shares to each of the Vendors on the Closing Date free and clear of any liens, encumbrances, and charges and subject to applicable securities legislation of the jurisdiction in which each Vendor resides.

8.   AQUISTAR  USA'S  CONDITIONS
     ---------------------------

The  obligations  of  Aquistar  USA  under  this  Agreement  are  subject  to:

8.1 all of the covenants and agreements of the Vendors and Aquistar to be observed or performed on or before the Closing Date pursuant to the terms hereof shall have been duly observed or performed on or before the Closing Date;

8.2 Management having made satisfactory arrangements, in the opinion of counsel to Aquistar USA, for the transfer of the Aquistar shares to Aquistar USA.

     The conditions set forth in this section are for the exclusive benefit of Aquistar USA and may be waived by Aquistar USA in writing in whole or in part at any time.

9.   CONDITIONS FOR THE BENEFIT OF THE VENDORS
     -----------------------------------------

     The obligations of the Vendors and Aquistar under this Agreement are subject to the following conditions precedent being fulfilled at or before the
Closing:

9.1 all of the covenants and agreements of Aquistar USA to be observed or performed on or before the Closing Date pursuant to the terms hereof shall have been duly observed or performed on or before the Closing Date;

9.2 the Aquistar USA Shares shall be issued to the Vendors on Closing free and clear of any and all liens, charges and encumbrances subject only to the appropriate trading restrictions referred to above.

     The conditions set forth in this section are for the exclusive benefit of the Vendors, and may be waived by the Vendors in whole or in part at any time.

10.  PURCHASE AND SALE, AND CLOSING
     ------------------------------

10.1 Based on and relying on the representations, warranties and covenants herein, and subject to the terms and conditions herein, the Vendors hereby sell the Aquistar Shares and Aquistar USA hereby purchases the Aquistar Shares by way of the issuance of 14,720,008 Aquistar USA Shares at a deemed price of US$0.0206 per share.

10.2 The transactions contemplated herein shall be completed at a closing (the "Closing") to take place on or before April 6, 1999 at the offices of Aquistar USA or such other time or place which is mutually agreeable to the parties hereto.

10.3 On the Closing Date, the Vendors and Aquistar shall deliver to Aquistar USA:

a) a certified true copy of directors' resolutions of Aquistar approving the transfer of the Aquistar Shares to Aquistar USA;

b) a share certificate representing the Aquistar Shares registered in the name of Aquistar USA and a certified copy of the Register of Members of Aquistar confirming the registration thereof and cancellation of the share certificates registered in the names of the Vendors;

c) all other necessary documents, instruments, certificates, seals, and other things necessary to give effect to the transfer of the Aquistar Shares to Aquistar USA free and clear of any liens, encumbrances or charges;

d) all of the books and records of Aquistar, including accounting and banking records; and

e) all such other documents and instruments as Aquistar USA may reasonably require.

10.4 On the Closing Date, Aquistar USA shall deliver to the Vendors, and Management, as applicable:

a) a certified true copy of directors' resolutions of Aquistar USA approving the exchange of shares between Aquistar USA and the Vendors;

b) original share certificates representing the Aquistar USA Shares for each of the Vendors.

11.  MISCELLANEOUS
     -------------

11.1 Each of the parties hereto shall bear its own legal costs and other expenses in relation to the negotiation, preparation, and execution of this Agreement.

11.2 The parties hereto shall treat all data, reports, records and other information relating to this Agreement as confidential.

11.3 No right of a party hereto shall be prejudiced by events beyond a party's reasonable control including, without limiting the generality of the foregoing, pressures or delays from outside parties, regulatory authorities and acts of God, but excluding the want of funds. All times herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly.

11.4 Any notice to be given hereunder shall be sufficiently given if delivered by courier, by hand, or by facsimile transmission to a party at the address set out on page 1 of this Agreement, and such notice so delivered by hand or by courier by 12:00 noon local time shall be deemed to have been received on such day of delivery, and any hand delivery after 12:00 noon shall be deemed to have been delivered the business day following such delivery; and such notice, if delivered by facsimile transmission, shall be confirmed with the receiver verbally or concurrently delivered by hand or by courier, and shall be deemed to have been given or made on the day following the day on which it was sent. Any party may give written notice of change of address in the same manner, in which event such notices shall thereafter be given to it at such changed address.

11.5 This Agreement shall be governed by and be construed in accordance with the laws of the State of Nevada. The Courts of Nevada shall have sole jurisdiction to hear and determine all manner of disputes and claims arising out of or in any way connected with the construction, breach or alleged, threatened or anticipated breach of this Agreement and determine all questions as to the validity, existence or enforceability thereof.

11.6 This Agreement, and the benefits hereto, may not be assigned by the Vendors.

11.7     Time  shall  be  of  the  essence  of  this  Agreement.

11.8 This Agreement embodies the entire agreement and understanding among the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

11.9 This Agreement can only be modified by a written agreement duly signed by all parties to this Agreement.

11.10 Each of the parties hereto shall, from time to time, at the request of the other and without further consideration, execute and deliver all such other additional documents requested by the other and shall do all such acts and things as may be reasonably necessary or desirable to more fully complete the transactions contemplated by this Agreement.

11.11 Any waiver of any term, provision or condition of this Agreement to be effective must be in writing and signed by the party waiving such term, provision or condition stating with specificity the particular provision or provisions being waived. No waiver of any one or more provisions shall be deemed to be a further continuing waiver of such terms, provisions or condition or any other term, provisions or conditions unless the waiver specifically so states.

11.12 The captions of this Agreement are inserted for convenience of reference only and in no way define, describe or limit the scope or intent of this Agreement or any of the provisions hereof.

11.13 Should any part of this Agreement be declared or held invalid for any reason, such invalidity shall not affect the validity of the remainder which shall continue in full force and effect and be construed as if this Agreement had been executed without the invalid portion.

11.14 This Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective heirs, successors and assigns.

11.15 This Agreement may be executed in two or more counterparts and may be delivered by facsimile each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the 31st day of March, 1999.


Aquistar Ventures (USA) Inc.

     /s/Alfredo De Lucrezia
Per: ---------------------------------
Authorized Signatory

Aquistar Ventures Inc.


     /s/Alfredo De Lucrezia
Per: ------------------------
     Authorized Signatory



SIGNED, SEALED AND DELIVERED             )
by Veronica Beckett in the presence of:  )
                                         )
("Martin Dunki")                         ) /s/Veronica Beckett
---------------------------------------  ) ---------------------
Print Name                               )    Veronica Beckett
Schanzstrasse 21, CH-8196 Wil,           )
Switzerland                              )
                                         )
---------------------------------------  )
Address                                  )

SIGNED, SEALED AND DELIVERED             )
by Paolo Stinghi in the presence of:     )
                                         )
                                         ) /s/Paolo Stinghi
---------------------------------------  ) --------------------
Print Name                               )   Paolo Stinghi
                                         )
---------------------------------------  )
Address                                  )
                                         )
SIGNED, SEALED AND DELIVERED             )
by Elvira Cusano in the presence of:     )
                                         )
                                         ) /s/Elvira Cusano
---------------------------------------  ) --------------------
Print Name                               )   Elvira Cusano
                                         )
---------------------------------------  )
Address                                  )
                                         )

Wagstall Developments Ltd.


          (/s/)
Per: --------------------------
          Authorized Signatory

ESC Ltd.


          (/s/)
Per: --------------------------
          Authorized Signatory

Robman Investments Ltd.


          (/s/)
Per: --------------------------
          Authorized Signatory

                                    Schedule  "A"

                                 Property  Interests
                                 -------------------

Aquistar's optioned property consists of 21 mineral claims (29 units) and is situated southwesterly of the Town of Kirkland Lake and northeasterly of the Town of Matachewan, in the Matachewan Mining District of the Larder Lake Mining Division, Ontario (approximately 48 degrees, 02 North Latitude and 80 degrees, 31 West Longitude).

A)  Holmes  Township
    ----------------

                       Claim Number     Units     Due Date
                       ============     =====     ========
                          1047198      1 unit     June 20, 2002
                          1047208           "     August 29, 2002
                          1047209           "     August 29, 2002
                          1048454           "     August 29, 2001
                          1048455           "     August 29, 2002
                          1048456           "     August 29, 2002
                          1048457           "     August 29, 2001
                          1048458           "     August 29, 2002
                          1048459           "     August 29, 2002
                          1112092           "     August 15, 2001

B)  Alma Township
    -------------
                       Claim Number     Units     Due Date
                       ============     =====     ========
                          1132175      1 unit     May 9, 2001
                          1132176           "     May 9, 2001
                          1132177           "     May 9, 2001
                          1132178           "     May 9, 2001

Page 13
                          1132179           "     May 9, 2001
                          1132180           "     May 9, 2001
                          1132181           "     May 9, 2001
                          1222064     7 units     July 28, 1999
                          1203417     2 units     August 15, 2001
                          1203418      1 unit     August 15, 2000
                          1206259     2 units     April 18, 2001

(the above mineral claims being collectively referred to as the "Claims");

By option agreement dated December 2, 1997 (the "Option Agreement") with Mike Sutton, Biralger Resources Ltd. and Tim Hansen (collectively the "Optionors"), Aquistar was granted an option (the "Option") to acquire a 100% interest in the Property, subject to a 2.5% net smelter return (the "NSR") royalty in favour of the Optionors (NSR royalty is the actual proceeds received by the Issuer from any mint, smelter, refinery or the purchaser from the sale of concentrates, metals (including bullion) or products from the Property). The Option may be exercised by the cash payment of an aggregate of $202,000 to the Optionors, and by exploration expenditures of an aggregate $210,000 on the Property, as follows:

a) $17,000 payable upon signing the Letter of Intent dated February 28, 1997, which sum has been paid;
b)            $35,000 payable 13 months following listing (the "Initial Payment
              Date");
c)            $25,000 payable 8 months following Initial Payment Date";
d)            $25,000 payable 8 months following item (c) payment date;
e)            $30,000 payable 12 months following item (d) payment date;
f)            $30,000 payable 12 months following item (e) payment date;
g)            $40,000 payable 12 months following item (f) payment date;
h) incurring $100,000 on exploration expenditures on the Property on or before December 2, 2000; and
i) incurring $110,000 upon a recommendation by a qualified geologist to conduct the Phase 2 work program.

If Aquistar does not fulfil its obligations as set out above, the Option shall terminate and the Issuer will forfeit to the Optionors any interest in the Option Agreement free and clear of all encumbrances. Any monies already paid by Aquistar will be non-refundable.

At any time on or before the first anniversary following commencement of commercial production on the Property, Aquistar shall have the right to purchase from the Optionors for the sum of $500,000 per 0.5%, up to a maximum of 1.5% of the Optionors' 2.5% NSR royalty, allowing the Optionors to retain a minimum NSR royalty of 1%.

To keep the Option Agreement and the Property in good standing Aquistar must fulfil the obligations as set out above and file assessment work on the claims before their respective due dates as set out above.

                                  Schedule "B"

                                  Shareholders
                                  ------------

         Name of Aquistar                Number of
           Shareholder             Aquistar Shares Owned
---------------------------------------------------------
         Veronica Beckett              1,280,000
         Robman Investments Ltd.       3,120,000
         Wagstall Developments Ltd.    2,000,000
         Elvira Cusano                 2,400,000
         ESC Ltd.                      3,520,008
         Paolo Stinghi                 2,400,000
=========================================================

Exhibit 6.2

SHARE EXCHANGE AGREEMENT
------------------------

THIS AGREEMENT is made and is effective the 26th day of April, 1999.

BETWEEN:

          AQUISTAR VENTURES (USA) INC., a company duly incorporated pursuant to the laws of Nevada and having a registered office at One East Liberty Street, Suite 424, Reno , Nevada, 89501

          ("Aquistar USA")
                                                           OF THE FIRST PART
AND:
          AQUISTAR VENTURES INC., a company duly incorporated pursuant to the laws of British Columbia and having its registered and records office at #1750 - 750 West Pender Street, Vancouver, British Columbia,
          V6C 2T8

          ('Aquistar")
                                                          OF THE SECOND PART
AND:
           THE UNDERSIGNED, being the shareholder of Aquistar set forth in Schedule "B" to this Agreement

           (the "Vendor")
                                                           OF THE THIRD PART
WHEREAS:

A. Pursuant to a share exchange agreement dated March 31, 1999 (the "Initial Share Exchange Agreement") between Aquistar USA, Aquistar and certain shareholders of Aquistar holding an aggregate of 14,720,008 common shares of Aquistar, Aquistar USA purchased the 14,720,008 common shares of Aquistar from the shareholders in exchange for 14,720,008 common shares of Aquistar USA;

B. Subsequent to the Initial Share Exchange Agreement, the Vendor purchased 480,000 common shares of Aquistar;

C. The Vendor is the legal and beneficial owner of 480,000 common shares (the "Aquistar Shares") of Aquistar;

D. The Vendor wishes to sell and Aquistar USA wishes to buy the Aquistar Shares in exchange for 480,000 common shares of Aquistar USA (the "Aquistar USA Shares") at a deemed price per Aquistar USA Share of US$0.0206 per share, all in accordance with the terms and conditions of this Agreement;

          NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements contained herein and for other good and valu le consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties covenant and agree as follows:


1.        INTERPRETATION
          --------------
2
3         For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires:
4
4.1       "Agreement" means this agreement and any Schedules attached hereto;

4.2 unless specifically stated otherwise, all dollar amounts in this Agreement are stated in the currency of Canada;

4.3 any reference in this Agreement to a designated "Section", "Subsection", "Schedule" or other subdivision means the designated Section, Subsection, Schedule or other subdivision in this Agreement;

4.4 the words "herein" and "hereunder" and other words of similar import refer to this Agreement and the Schedules attached thereto as a whole and not to any particular Article or other subdivision of this Agreement;

4.5 any reference to a statute includes the regulations passed pursuant thereto, any amendments made thereto and in force at the time this Agreement is in effect; and

4.6 words importing the singular include the plural where the context requires, and vice versa.

5.        REPRESENTATIONS AND WARRANTIES OF AQUISTAR
          ------------------------------------------
6
7         Aquistar represents and warrants to Aquistar USA, as follows:
8
8.1 Aquistar is duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia;

8.2 the authorized capital of Aquistar is 100,000,000 common shares without par value of which 15,200,008 common shares are issued and outstanding as at April 26, 1999;

8.3 the Aquistar Shares are validly issued and outstanding as fully paid and non-assessable in the capital of Aquistar, and have been issued in accordance with all applicable securities laws, including the laws of the jurisdiction of residence of the Vendor;

8.4 no person, firm or corporation has any agreement, option or right, or rights capable of becoming an agreement or option:

i)        to purchase common shares in the capital of Aquistar;

ii) to require Aquistar to issue and allot any of the authorized but unissued shares in the capital of Aquistar; or

iii) to require Aquistar to issue any security capable of exchange into shares of Aquistar;

8.5 the entering into and performance of this Agreement and the transactions contemplated herein will not result in the violation of any of the terms and provisions of the constating documents of Aquistar, any shareholders' or directors' resolution, or of any indenture or other agreement, written or oral, to which Aquistar may be a party or any judgment, decree, order, rule or regulation of any court or administrative body by which Aquistar may be bound;

8.6 there is no undisclosed litigation, proceeding, or investigation pending or threatened against Aquistar, nor does Aquistar know, or have grounds to know, of any basis for any litigation, proceeding or investigation against Aquistar;

8.7 Aquistar is, subject to certain royalties and an option agreement, the beneficial owner of mineral property interests (the "Property Interests") all as set out in Schedule "A" attached hereto, and except as provided above, such Property Interests are owned by Aquistar free and clear of all liens, encumbrances, charges, options or other claims whatsoever;

8.8 Aquistar has due and sufficient corporate capacity to hold the Property Interests it now holds, and to carry on its mineral exploration business in each jurisdiction where it carries on business;

8.9 Aquistar holds all permits, licenses, consents and authorities issued by any government or governmental authority which are necessary in connection with the operation of its business and the ownership of its Property Interests and any other assets;

8.10 Aquistar has operated its business in accordance with all laws, rules, regulations, orders of competent regulatory authorities and, in particular, but not so as to limit the generality of the foregoing, is not, in breach of any governmental or environmental rules and regulations;

8.11 all tax returns and reports of Aquistar required by law to be filed prior to the date hereof have been filed and are substantially true, complete and correct, and all taxes and other government charges have been paid or accrued;

8.12 no person, firm or corporation holds a general or special power of attorney to act on behalf of Aquistar; and

8.13 Aquistar is not a party to any written or oral employment, consulting, or service agreement, and Aquistar will not have any officers or employees who are employed or are required to be paid by Aquistar except as disclosed to Aquistar USA or as provided herein.

9.        REPRESENTATIONS AND WARRANTIES OF VENDOR
          ----------------------------------------
10
11        The Vendor severally represents and warrants to Aquistar USA, as follows:
12
12.1 this Agreement has been duly executed and delivered by them and constitutes a legal, valid and binding obligation enforceable against them in accordance with its terms;

12.2 each Vendor is the beneficial and registered owner of that number of Aquistar Shares set opposite the Vendor's name in Schedule "B", has full power and authority to sell such Aquistar Shares, and such Aquistar Shares are free and clear of all liens, claims, charges, encumbrances, pledges, and restrictions of any nature whatsoever, except restrictions imposed by applicable securities laws; and

12.3 each Vendor has been advised by Aquistar USA to obtain, and has obtained, such independent legal advice as the Vendor deemed necessary prior to entering into this Agreement.

13.        COVENANTS OF AQUISTAR
           ---------------------
14
15         Aquistar covenants and agrees with Aquistar USA, as follows:
16
16.1       from the date of execution of this Agreement and until the

Closing Date (as defined herein), Aquistar will not commit itself to:

a)         redeem or acquire any shares in its capital;

b)         declare or pay any dividend;

c) make any reduction in or otherwise make any payment on account of its paid-up capital; or

d) effect any subdivision, consolidation or reclassification of its share capital;

16.2 from the date of execution of this Agreement and until the Closing Date, they will cause Aquistar to carry on the business of Aquistar in the ordinary and normal course, in a prudent and businesslike, and efficient manner; and,

16.3 permit Aquistar USA management and its agents access to all of the records and assets of Aquistar, and otherwise assist in the carrying out of such investigations of Aquistar and its assets as Aquistar USA deems necessary.

17.        COVENANTS OF THE VENDING SHAREHOLDER
           ------------------------------------
18
19         The Vendor covenants and agrees with Aquistar USA, as follows:
20
20.1 that he will deliver to Aquistar as soon as possible a share certificate or certificates representing all of the Aquistar Shares held by him in transfer le form (duly executed and witnessed) with irrevocable instructions to Aquistar to deliver such shares for transfer to Aquistar USA upon the Closing of this Agreement;

20.2 that he will accept the proposed 480,000 Aquistar USA Shares in exchange for his Aquistar Shares; and

20.3 that he waives any and all pre-emptive rights to purchase Aquistar Shares that they may have.

21.        REPRESENTATIONS AND WARRANTIES OF AQUISTAR USA
           ----------------------------------------------
22
23         Aquistar USA represents and warrants to the Vendor, as follows:
24
24.1 it is duly incorporated, validly existing and in good standing under the laws of Nevada;

24.2 it has full and absolute right, power and authority to enter into this Agreement on the terms and conditions herein set forth, to carry out the transactions contemplated hereby and to transfer on the Closing Date to the Vendor all legal and beneficial ownership in and to the Aquistar USA Shares; and,
24.3       this Agreement has been duly executed and delivered by Aquistar
USA and constitutes a legal, valid and binding obligation of Aquistar USA enforceable against Aquistar USA in accordance with its terms.


25.        COVENANTS OF AQUISTAR USA
           -------------------------
26
27         Aquistar USA covenants and agrees with the Vendor that it will issue the Aquistar USA Shares to the Vendor on the Closing Date free and clear of any liens, encumbrances, and charges and subject to applicable securities legislation of the jurisdiction in which each Vendor resides.
28
29.        AQUISTAR USA'S CONDITIONS
           -------------------------
30
The obligations of Aquistar USA under this Agreement are subject to:

30.1 all of the covenants and agreements of the Vendor and Aquistar to be observed or performed on or before the Closing Date pursuant to the terms hereof shall have been duly observed or performed on or before the Closing Date;

30.2 Management having made satisfactory arrangements, in the opinion of counsel to Aquistar USA, for the transfer of the Aquistar shares to Aquistar USA.

     The conditions set forth in this section are for the exclusive benefit of Aquistar USA and may be waived by Aquistar USA in writing in whole or in part at any time.

31.        CONDITIONS FOR THE BENEFIT OF THE VENDOR
           ----------------------------------------
32
     The obligations of the Vendor and Aquistar under this Agreement are subject to the following conditions precedent being fulfilled at or before the Closing:

32.1 all of the covenants and agreements of Aquistar USA to be observed or performed on or before the Closing Date pursuant to the terms hereof shall have been duly observed or performed on or before the Closing Date;

32.2 the Aquistar USA Shares shall be issued to the Vendor on Closing free and clear of any and all liens, charges and encumbrances subject only to the
appropriate trading restrictions referred to   ove.

     The conditions set forth in this section are for the exclusive benefit of the Vendor, and may be waived by the Vendor in whole or in part at any time.

33.        PURCHASE AND SALE, AND CLOSING
           ------------------------------
34
34.1 Based on and relying on the representations, warranties and covenants herein, and subject to the terms and conditions herein, the Vendor hereby sells the Aquistar Shares and Aquistar USA hereby purchases the Aquistar Shares by way of the issuance of 480,000 Aquistar USA Shares at a deemed price of US$0.0206 per share.

34.2 The transactions contemplated herein shall be completed at a closing (the "Closing") to take place on or before April 26, 1999 at the offices of Aquistar USA or such other time or place which is mutually agreeable to the parties hereto.

34.3 On the Closing Date, the Vendor and Aquistar shall deliver to Aquistar USA:

a) a certified true copy of directors' resolutions of Aquistar approving the transfer of the Aquistar Shares to Aquistar USA;

b) a share certificate representing the Aquistar Shares registered in the name of Aquistar USA and a certified copy of the Register of Members of Aquistar confirming the registration thereof and cancellation of the share certificates registered in the name of the Vendor;

c) all other necessary documents, instruments, certificates, seals, and other things necessary to give effect to the transfer of the Aquistar Shares to Aquistar USA free and clear of any liens, encumbrances or charges;

d) all of the books and records of Aquistar, including accounting and banking records; and

e) all such other documents and instruments as Aquistar USA may reasonably require.

34.4 On the Closing Date, Aquistar USA shall deliver to the Vendor, and Management, as applicable:

a) a certified true copy of directors' resolutions of Aquistar USA approving the exchange of shares between Aquistar USA and the Vendor;

b) original share certificates representing the Aquistar USA Shares for the Vendor.

35.      MISCELLANEOUS
         -------------
36
36.1 Each of the parties hereto shall bear its own legal costs and other expenses in relation to the negotiation, preparation, and execution of this Agreement.

36.2 The parties hereto shall treat all data, reports, records and other information relating to this Agreement as confidential.

36.3 No right of a party hereto shall be prejudiced by events beyond a party's reason le control including, without limiting the generality of the foregoing, pressures or delays from outside parties, regulatory authorities and acts of God, but excluding the want of funds. All times herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reason le means to do so promptly.

36.4 Any notice to be given hereunder shall be sufficiently given if delivered by courier, by hand, or by facsimile transmission to a party at the address set out on page 1 of this Agreement, and such notice so delivered by hand or by courier by 12:00 noon local time shall be deemed to have been received on such day of delivery, and any hand delivery after 12:00 noon shall be deemed to have been delivered the business day following such delivery; and such notice, if delivered by facsimile transmission, shall be confirmed with the receiver verbally or concurrently delivered by hand or by courier, and shall be deemed to have been given or made on the day following the day on which it was sent. Any party may give written notice of change of address in the same manner, in which event such notices shall thereafter be given to it at such changed address.

36.5 This Agreement shall be governed by and be construed in accordance with the laws of the State of Nevada. The Courts of Nevada shall have sole jurisdiction to hear and determine all manner of disputes and claims arising out of or in any way connected with the construction, breach or alleged, threatened or anticipated breach of this Agreement and determine all questions as to the validity, existence or enforceability thereof.

36.6 This Agreement, and the benefits hereto, may not be assigned by the Vendor.

36.7       Time shall be of the essence of this Agreement.

36.8 This Agreement embodies the entire agreement and understanding among the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

36.9 This Agreement can only be modified by a written agreement duly signed by all parties to this Agreement.

36.10 Each of the parties hereto shall, from time to time, at the request of the other and without further consideration, execute and deliver all such other additional documents requested by the other and shall do all such acts and things as may be reasonably necessary or desirable to more fully complete the transactions contemplated by this Agreement.

36.11 Any waiver of any term, provision or condition of this Agreement to be effective must be in writing and signed by the party waiving such term, provision or condition stating with specificity the particular provision or provisions being waived. No waiver of any one or more provisions shall be deemed to be a further continuing waiver of such terms, provisions or condition or any other term, provisions or conditions unless the waiver specifically so states.

36.12 The captions of this Agreement are inserted for convenience of reference only and in no way define, describe or limit the scope or intent of this Agreement or any of the provisions hereof.

36.13 Should any part of this Agreement be declared or held invalid for any reason, such invalidity shall not affect the validity of the remainder which shall continue in full force and effect and be construed as if this Agreement had been executed without the invalid portion.

36.14 This Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective heirs, successors and assigns.

36.15 This Agreement may be executed in two or more counterparts and may be delivered by facsimile each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the 26th day of April, 1999.


Aquistar Ventures (USA) Inc.


     /s/Alfredo De Lucrezia
Per:
Authorized Signatory
Aquistar Ventures Inc.


     /s/Alfredo De Lucrezia
Per:
     Authorized Signatory



SIGNED, SEALED AND DELIVERED                   )
by Stuart H. McPherson in the presence of:     )
                                               )
                                               )     /s/Stuart H. McPherson
/s/Holly Duncan                                )
Print Name                                     )     Stuart H. McPherson
                                               )
1750 - 750 W. Pender Street                    )
Vancouver, British Columbia                    )
                                               )
Address

                                    Schedule  "A"

                                 Property  Interests
                                 -------------------

Aquistar's optioned property consists of 21 mineral claims (29 units) and is situated southwesterly of the Town of Kirkland Lake and northeasterly of the Town of Matachewan, in the Matachewan Mining District of the Larder Lake Mining Division, Ontario (approximately 48 degrees, 02 North Latitude and 80 degrees, 31 West Longitude).

A)  Holmes  Township
    ----------------

                       Claim Number     Units     Due Date
                       ============     =====     ========
                          1047198      1 unit     June 20, 2002
                          1047208           "     August 29, 2002
                          1047209           "     August 29, 2002
                          1048454           "     August 29, 2001
                          1048455           "     August 29, 2002
                          1048456           "     August 29, 2002
                          1048457           "     August 29, 2001
                          1048458           "     August 29, 2002
                          1048459           "     August 29, 2002
                          1112092           "     August 15, 2001

B)  Alma Township
    -------------
                       Claim Number     Units     Due Date
                       ============     =====     ========
                          1132175      1 unit     May 9, 2001
                          1132176           "     May 9, 2001
                          1132177           "     May 9, 2001
                          1132178           "     May 9, 2001

Page 12
                          1132179           "     May 9, 2001
                          1132180           "     May 9, 2001
                          1132181           "     May 9, 2001
                          1222064     7 units     July 28, 1999
                          1203417     2 units     August 15, 2001
                          1203418      1 unit     August 15, 2000
                          1206259     2 units     April 18, 2001

(the above mineral claims being collectively referred to as the "Claims");

By option agreement dated December 2, 1997 (the "Option Agreement") with Mike Sutton, Biralger Resources Ltd. and Tim Hansen (collectively the "Optionors"), Aquistar was granted an option (the "Option") to acquire a 100% interest in the Property, subject to a 2.5% net smelter return (the "NSR") royalty in favour of the Optionors (NSR royalty is the actual proceeds received by the Issuer from any mint, smelter, refinery or the purchaser from the sale of concentrates, metals (including bullion) or products from the Property). The Option may be exercised by the cash payment of an aggregate of $202,000 to the Optionors, and by exploration expenditures of an aggregate $210,000 on the Property, as follows:

a) $17,000 payable upon signing the Letter of Intent dated February 28, 1997, which sum has been paid;
b)            $35,000 payable 13 months following listing (the "Initial Payment
              Date");
c)            $25,000 payable 8 months following Initial Payment Date";
d)            $25,000 payable 8 months following item (c) payment date;
e)            $30,000 payable 12 months following item (d) payment date;
f)            $30,000 payable 12 months following item (e) payment date;
g)            $40,000 payable 12 months following item (f) payment date;
h) incurring $100,000 on exploration expenditures on the Property on or before December 2, 2000; and
i) incurring $110,000 upon a recommendation by a qualified geologist to conduct the Phase 2 work program.

If Aquistar does not fulfil its obligations as set out above, the Option shall terminate and the Issuer will forfeit to the Optionors any interest in the Option Agreement free and clear of all encumbrances. Any monies already paid by Aquistar will be non-refundable.

At any time on or before the first anniversary following commencement of commercial production on the Property, Aquistar shall have the right to purchase from the Optionors for the sum of $500,000 per 0.5%, up to a maximum of 1.5% of the Optionors' 2.5% NSR royalty, allowing the Optionors to retain a minimum NSR royalty of 1%.

To keep the Option Agreement and the Property in good standing Aquistar must fulfil the obligations as set out above and file assessment work on the claims before their respective due dates as set out above.

                                   Schedule "B"

                                   Shareholder
                                   -----------


                     Name of Aquistar         Number of
                       Shareholder         Aquistar Shares Owned
                  ------------------------------------------------
                   Stuart H. McPherson          480,000
                  ================================================

December 15, 1999

Exhibit 6.3

         THIS OPTION AGREEMENT FOR THE PURCHASE, SALE AND CONVEYANCE OF ASSETS made the 2nd day of December, 1997.

BETWEEN:

           MIKE SUTTON, of Crystal Lake, P.O. Box 534, Kirkland Lake, Ontario, P2N 3J5

           -and-

           BIRALGER RESOURCES LTD., of P.O. Box 1376, 126 Willow Road, Atikokan, Ontario, POT 1CO

           -and-

           TIM HANSON, of 9 Parkland Avenue, Fernie, British Columbia, VOB 1MO

          (herein collectively called the "Vendors")

                                                           OF THE FIRST PART
AND:

           AQUISTAR VENTURES INC., a British Columbia company having a Registered and Records office at 800 - 885 West Georgia Street, in the City of Vancouver, in the Province of British Columbia

           (herein called the "Purchaser")

                                                           OF THE SECOND PART
WHEREAS:

A. The Vendors have title to certain mineral properties located in the Larder Lake Mining Division, Ontario, as more particularly described on Schedule "A" attached hereto (the "Claims");

B. The Vendors have agreed to grant to the Purchaser an option to acquire the Vendors' interest in and to the Claims and the Purchaser has agreed to acquire such option on the terms and conditions herein set forth.

NOW THEREFORE this Agreement witnesseth that in consideration of other good and valuable consideration and the sum of One ($1.00) Dollar now paid by the Purchaser to the Vendors (the receipt and sufficiency whereof is hereby acknowledged), it is hereby agreed by and between the parties as follows:

       Subject to the terms and conditions hereinafter set forth, the Vendors hereby grant to the Purchaser an irrevocable right and option to purchase all of its interest in and to the Claims, free and clear of all claims, taxes, liens or encumbrances save and except for the 2.5 % net smelter royalty referred to in
Section 6 herein, such option to be exercisable by payment of the Purchase Price (defined below) over a period of 90 months from the date hereof unless terminated hereunder earlier (the "Option Period").

2. The consideration payable by the Purchaser to the Vendors (the "Purchase Price) for the purchase of the Claims is the payment of the sum of Two Hundred
and Two Thousand ($202,000.00)     Dollars, payable as follows:

       (a) $17,000 payable upon signing the Letter of Intent dated February 28, 1997 (paid);

       (b) $35,000 payable 13 months from the date the shares of the Purchaser are listed, posted and called for trading on the Vancouver Stock Exchange (the "Initial Payment Date ")

       (c)     $25,000 payable 8 months after the Initial Payment Date;

       (d)     $25,000 payable 8 months after item (c) payment date;

       (e)     $30,000 payable 12 months after item (d) payment date;

       (f)     $30,000 payable 12 months after item (e) payment date; and

       (g)     $40,000 payable 12 months after item (f) payment date.

3. The terms and conditions of this Agreement are subject to the approval of the VSE.

4. The Purchaser may prepay the Purchase Price at any time to assume full title to the Claims. Upon full payment of the Purchase Price, the Vendors will deliver duly executed Bills of Sale to transfer the Claims to the Purchaser.

5. The Vendors warrant that their rights to the Claims are valid and in good standing and that there is no right or claim to the Claims by any other person or entity.

6. The Purchaser hereby grants to the Vendors a 2.5 % Net Smelter Royalty (as such term is defined in the mining industry) ("NSR") with respect to the "Claims" which will run with the Claims in the event of sale of the Claims by the Purchaser. At any time in the 12 months prior to commercial production of minerals from the Claims, as such date is determined by the Purchaser, the Purchaser may acquire or terminate a portion of the NSR by paying $500,000 for each 0.5% of NSR, to a maximum of 1.5% out of the total 2.5% NSR.

7. The 2.5 % Net Smelter Royalty shall be paid within thirty days of the end of each fiscal quarter of the Purchaser based on unaudited financial statements and shall be adjusted annually based on audited financial statements.

8. The Vendors warrants and represents to the Purchaser that the Vendors know of no claims, debts, obligations, liabilities, taxes or threats thereof against the Claims other than as set out herein. The Vendors will not allow any such claims, etc., to be charged against the Claims during the Option Period. The Vendors further warrants that the tangible assets, if any, affixed on the Claims are conveyed free and clear of financial encumbrances. The Vendors also warrant that the Claims will remain in good standing with all mining authorities having jurisdiction until at least July, 1999.

9. The Purchaser acknowledges that the Vendors have completed certain work program on the Claims. The Purchaser agrees to perform programs of mineral exploration and development within three years of the date hereof as follows:

       (a) $100,000.00 including funds from the proceeds of an initial public offering of shares of the Purchaser (the UPO") upon approval by the British Columbia Securities Commission and the VSE; and

       (b) $110,000.00 upon a recommendation by a qualified geologist to conduct the Phase II work program.

10. In the event the Purchaser has not conducted an IPO within thirty months from the date of this Agreement, this Agreement shall terminate and neither party shall have any further rights pursuant hereto.

11. In the event that the Purchaser fails to make any payment as required pursuant to Section 2 herein which is not cured by the Purchaser within 30 days after receipt of notice of default delivered by the Vendors, this Agreement will terminate and neither party shall have any further rights or obligations pursuant hereto. The Purchaser may also terminate this Option Agreement by delivery of written notice to the Vendors at any time. In either case, title to the Claims will remain in the name of the Vendors. On termination, the Purchaser will ensure that the Claims are valid respecting assessment work for a period of one year from the date of failure to pay or notice of termination.

12. During the Option Period the Purchaser will pay all fees to governmental authorities and conduct all work programs necessary to keep the Claims in good standing.

13. The Purchaser may assign this agreement at any time, but such assignment will not relieve the Purchaser of its obligations hereunder.

14. Throughout the Option Period the directors and officers of the Purchaser and its servants, agents and independent contractors, shall have the sole and exclusive right in respect of the Claims to:

       (a)     enter thereon;

       (b)     have exclusive and quiet possession thereof;

       (c) do such prospecting, exploration, development and/or other mining work thereon and thereunder as the Purchaser in its sole discretion may determine advisable;

       (d) bring upon and erect upon the Claims buildings, plant, machinery and equipment as the Purchaser may deem advisable;

       (e) remove therefrom and dispose of reasonable quantities of ores minerals and metals for the purposes of obtaining assays or making other tests; and

       (f) remove commercial quantities of minerals, subject to payment of the NSR.

15. The Purchaser will deliver to the Vendors copies of geological reports prepared respecting the Claims at least twice a year.

16. The Purchaser will indemnify and save the Vendors harmless from costs or damages accruing to the Vendors, for breach by the Purchaser of any environmental laws respecting the Claims.

17. Upon payment in full of the Purchase Price, the Vendors will transfer all interest to the Claims to the Purchaser, free of any liens or encumbrances save and except for the 2.5 % Net Smelter Royalty referred to in Section 6 herein. The Vendors will not transfer, assign or allow any interest to be taken in the Claims during the Option Period.

18. There are no representations, warranties, collateral agreements, or conditions except as herein specified.

19. This Agreement will enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors, and assigns.

20. The parties will execute and deliver all such further documents, do or cause to be done all such further acts and things, and give all such further assurances as may be necessary to give full effect to the provisions and intent of this Agreement.

21. Any notice required or permitted to be given to any of the parties to this Agreement will be in writing and may be given by prepaid registered post, telecopier, or personal delivery to the address of such party first above stated or such other address as any party may specify by notice in writing to the other parties, and any such notice will be deemed to have been given and received by the party to whom it was addressed if mailed, on the third day following the mailing thereof, if telecopied, on successful transmission, or, if delivered, on delivery; but if at the time of mailing or between the time of mailing and the third business day thereafter there is a strike, lockout, or other labour disturbance affecting postal service, then the notice will not be effectively given until actually delivered.

22. This Agreement will be governed by and construed in accordance with the law of British Columbia, and the parties hereby attorn to the jurisdiction of the Courts of competent Jurisdiction of British Columbia in any proceeding hereunder.

23.     Time is of the essence of this Agreement.

24. Words and phrases used herein that have acquired special meanings in the oil and gas industry will be read and construed in accordance with the special meanings attaching to those words, unless the context otherwise requires.

25.     This Agreement may be executed in several counterparts, each of which
will be deemed to be     an original and all of which will together constitute
one and the same instrument.

26-     Unless otherwise provided, all dollar amounts referred to in this
Agreement are in lawful money of Canada.

27. Delivery of an executed copy of this Agreement by telecopy, telex, or other means of electronic communication producing a printed copy will be deemed to be execution and delivery of this Agreement on the date of such communication by the party so delivering such copy, subject to delivery of an originally executed copy of this Agreement to die other party hereto within two weeks of the date of delivery of the copy sent via the electronic communication.

28. Each party to this Agreement will be responsible for all of its own expenses, legal and other professional fees. disbursements. and all other costs incurred in connection with the negotiation, preparation, execution, and delivery of this Agreement and all documents and instruments relating hereto and the consummation of the transactions contemplated hereby.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

SIGNED, SEALED AND DELIVERED by )
MIKE SUTTON in the presence of: )
                                )
/S/  Mary MacKinnon             )
-------------------             )
Name                            )
Box 534                         )
-------                         )                     /S/ Michael Sutton
Address                         )                     ------------------
                                )                     MIKE SUTTON
Kirkland Lake, Ont              )
------------------              )
Dentist                         )
-------                         )
Occupation                      )

BIRALGER RESOURCES LTD.

Per: /S/
     --------------
     Authorized Signatory

SIGNED, SEALED AND DELIVERED by )
TIM HANSON in the presence of:  )
                                )
/S/ Micheline Hanson            )
--------------------            )
Name                            )                     /S/ Tim Hanson
                                )                     --------------
9 Parkland Dr                   )                     TIM HANSON
-------------                   )
Address                         )
Fernie, B.C.                    )
------------                    )
Homemaker                       )
---------                       )
Occupation                      )

AQUISTAR VENTURES INC.

Per-   /S/
      -----------
      Authorized Signatory


This is page 6 of an Option Agreement for the Purchase, Sale and Conveyance of Assets made the 2nd day of December, 1997 between Mike Sutton, Biralger Resources Ltd., Tim Hanson and Aquistar Ventures Inc.

                         SCHEDULE"A"
                         -----------

                          CLAIMS
                          ------
A)  Holmes  Township
    ----------------

                       Claim Number     Units     Due Date
                       ============     =====     ========
                          1047198      1 unit     June 20, 2002
                          1047208           "     August 29, 2002
                          1047209           "     August 29, 2002
                          1048454           "     August 29, 2001
                          1048455           "     August 29, 2002
                          1048456           "     August 29, 2002
                          1048457           "     August 29, 2001
                          1048458           "     August 29, 2002
                          1048459           "     August 29, 2002
                          1112092           "     August 15, 2001

B)  Alma Township
    -------------
                       Claim Number     Units     Due Date
                       ============     =====     ========
                          1132175      1 unit     May 9, 2001
                          1132176           "     May 9, 2001
                          1132177           "     May 9, 2001
                          1132178           "     May 9, 2001

Page 13
                          1132179           "     May 9, 2001
                          1132180           "     May 9, 2001
                          1132181           "     May 9, 2001
                          1222064     7 units     July 28, 1999
                          1203417     2 units     August 15, 2001
                          1203418      1 unit     August 15, 2000
                          1206259     2 units     April 18, 2001

(the above mineral claims being collectively referred to as the "Claims");

                             MIKE SUTTON, of
                       Crystal Lake, P.O. Box 534
                     Kirkland Lake, Ontario  P2N 3J5

                       BIRALGER RESOURCES LTD., of
                     P.O. Box 1376, 126 Willow Road
                    Atikokan, Ontario  P0T 1C0, and

                            TIM HANSON, of
                          9 Parkland Avenue
                   Fernie, British Columbia  V0B 1M0

June 7, 1999

Aquistar Ventures Inc.
314 - 837 West Hastings Street
Vancouver, British Columbia  V6C 1B6

Attention:  Mr. Alfredo De Lucrezia
-----------------------------------

Dear Mr. De Lucrezia:

Re:     Amendment to the Option Agreement for Mineral Properties
        in the Larder Lake Mining Division, Ontario
        -------------------------------------------

By option agreement for the purchase, sale and conveyance of assets dated December 2, 1997 (the "Agreement") between Mike Sutton, Biralger Resources Ltd. and Tim Hanson (collectively the "Vendors") and Aquistar Ventures Inc. (the "Purchaser"), the Vendors agreed to grant the Purchaser an option to acquire their 100% interest, subject to a 2.5% net smelter return royalty, in and to certain mineral claims located in the Larder Lake Mining Division, in the Province of Ontario, more particularly described in the Agreement, a copy of which is attached hereto as Schedule "A".

The Vendors and the Purchaser have agreed to make certain amendments to the Agreement. The parties wish to confirm such agreement and to amend the Agreement by way of this amending letter (this "Amending Letter Agreement").

In consideration of the mutual covenants herein and other good and valuable consideration, we confirm that the Vendors and the Purchaser covenant and agree as set out in this Amending Letter Agreement.

1. Section 2(b) and 2(c) of the Agreement are deleted in their entirety and replaced with the following:

       (b) $35,000 payable 13 months from the date the shares of the Purchaser are listed on the NASD Bulletin Board or a stock exchange (the "Listing Date");

       (c)     $25,000 payable 8 months after the Listing Date;"

2.     Section 3 of the Agreement is deleted in its entirety.

3. Section 9(a) of the Agreement is deleted in its entirety and replaced with the following:

       (a)     $100,000 on or before July 1, 1997; and"

4. Section 10 of the Agreement is deleted in its entirety and replaced with the following:

       10. In the event the Purchaser has not listed on the NASD Bulletin Board or a stock exchange within thirty months from the date of this Agreement, this Agreement shall terminate and neither party shall have any further rights pursuant hereto."

Except as amended by this Amending Letter Agreement, the terms and conditions of the Agreement will continue in full force and effect.

The parties agree that the governing law of this Amending Letter Agreement will be British Columbia.

This Amending Letter Agreement may be executed in counterpart such that the compilation of separate signature pages will constitute an executed agreement. This Amending Letter Agreement may be validly executed by the delivery of signed signature pages by facsimile.

Please indicate your acceptance by signing in the appropriate space provided below.

Yours truly,                              BIRALGER RESOURCES LTD.

/S/ Mike Sutton                           Per:  (/s/)
----------------                               --------
Mike Sutton                                    (Authorized Signatory)

/S/Tim Hanson
--------------
Tim Hanson

AGREED to this 7th day of June, 1999, at Vancouver, British Columbia.

AQUISTAR VENTURES INC.


Per:     /S/ Alfredo De Lucrezia
         ------------------------
         Alfredo De Lucrezia
         Director

Exhibit 6.4

THIS MANAGEMENT AGREEMENT is effective as of the 1st day of May, 1999.


BETWEEN:

          AQUISTAR VENTURES INC., a company duly
          ----------------------
          incorporated under the laws of the Province of British Columbia, having its Registered and Records Office at 1750 - 750 West Pender Street,
          Vancouver, British Columbia

          (hereinafter referred to as the "Company")

                                                           THE FIRST PART

AND:
          ALFREDO DE LUCREZIA, a businessman of
          -------------------
          314 - 837 West Hastings Street
          Vancouver, British Columbia
          V6C 1B6

          (hereinafter referred to as the "Contractor")

                                                           THE SECOND PART
     WHEREAS:

A. The Company is involved in the business of acquiring and developing natural resource properties.

B. The Company desires to retain the Contractor to look after general Company administration and control and the Contractor has agreed to look after general Company administration and control pursuant to the terms of this Agreement.

     NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and mutual covenants and conditions herein contained, the parties hereto covenant and agree each with the other as follows:

                        Duties of the Contractor
                        ------------------------

1. The Contractor shall look after general Company administration and control pursuant to the terms and conditions of this Agreement.

2.     The Contractor shall provide the following services to the Company:

     (a) administration of the day to day affairs of the Company and any subsidiary;

     (b) providing liaison with the Company's auditors, accountants and lawyers;

     (c) developing financial plans for actual or proposed exploration and development of resource properties of the Company, and any subsidiary.

     (d) aiding in the negotiating and concluding of acquisitions of resource properties worthy of exploration;

     (e) negotiating and concluding future financings of the Company as required from time to time to carry out those matters referred to in clauses (c) and (d), all such services for which the Contractor shall be responsible to the Company's Board of Directors; and

     (f) co-ordinating the dissemination of news of the Company to the public and to shareholders of the Company.

3. The Contractor agrees that he shall, during the continuance of this Agreement, provide sufficient time to the business of the Company, and to any subsidiary of the Company, for the performance of the said services faithfully, diligently, to the best of his abilities and in the best interests of the Company.

4. The term subsidiary as used herein means any company or companies of which more than fifty per cent of the outstanding shares carrying votes at all times (provided that the ownership of such shares confers the right at all times to elect at least a majority of the Board of Directors of such company or companies) are for the time being owned by or held for the Company and/or any other company in like relation to the Company and include any company in like relation to the subsidiary.

                        Term of this Agreement
                        ----------------------

5. The term of this Agreement shall be renewable yearly commencing on the 1st day of May, 1999.

6. Provided the Contractor is not in default hereunder, this agreement shall automatically renew for a further one (1) year term, and shall successively renew for further one (1) year terms, unless the Contractor or the Company shall give to the other party thirty (30) days notice of non-renewal, in which case it shall terminate.

7. This Agreement may be terminated by the Contractor, without cause, by the giving of Sixty (60) days notice.

                        Compensation to the Contractor
                        ------------------------------

8. For the Contractor's services under this Agreement, the Company shall pay the Contractor a fee in the amount of $2,500 per month. In addition the Company shall issue to the Contractor Stock Options granting the Contractor the right to purchase shares of the Company.

9. In addition to the payment of the fee, the Company shall reimburse the Contractor for all expenses actually and properly incurred by the Contractor on behalf of the Company in carrying out his duties and performing his functions under this Agreement and for all such expenses the Contractor shall furnish statements and vouchers to the Company prior to reimbursement.

                        Restrictions on the Contractor
                        ------------------------------

10. The Company is aware that the Contractor has now and will continue to provide management services to other companies and the Company recognizes that these companies will require a certain portion of the Contractor's employees' time. The Company agrees that the Contractor may continue to provide services to such outside interests, provided that such interests do not conflict with his duties under this Agreement.

11. The Contractor shall not, except as authorized or required by his duties, reveal or divulge to any person or companies any of the trade secrets, secret or confidential operations, processes or dealings or any information concerning the organization, business, finances, transactions or other affairs of the Company or of its subsidiary which may come to his knowledge during the term of this Agreement and shall keep in complete secrecy all confidential information entrusted to him and shall not use or attempt to use any such information in any manner which may injure or cause loss either directly or indirectly to the Company's business or may be likely so to do. This restriction shall continue to apply after the termination of this Agreement without limit in point of time but shall cease to apply to information or knowledge which may come into the public domain.

                        Reporting by the Contractor
                        ---------------------------

12. At least once in every month, the Contractor shall provide to each Director such information concerning the Company's businesses and activities for the previous month as the Directors may reasonably require.

                        Termination
                        -----------

13. This Agreement may be terminated forthwith by the Company without prior notice if, at any time, the Contractor, while in the performance of his duties:

     (a)     commits a material breach of a provision of this Agreement;

     (b)     is unable or unwilling to perform the duties under this Agreement;

     (c) commits fraud or serious neglect or misconduct in the discharge of his duties hereunder; or

     (d) becomes bankrupt or makes any arrangement or compromise with his creditors.

14. The Company may terminate this Agreement with cause upon giving the Contractor thirty (30) days' notice and the Contractor may terminate this Agreement with cause upon giving the Company thirty (30) days' notice.

                        Assignment
                        ----------

15. This Agreement may not be assigned by any party except with the written consent of the other party hereto.

                        General
                        -------

16.     Time shall be of the essence of this Agreement.

17. The parties hereto agree from time to time after the execution hereof to make, do, execute or cause or permit to be made, done or executed all such further and other lawful acts, deeds, things, devices and assurances in law whatsoever as may be required to carry out the true intention and to give full force and effect to this Agreement.

18. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

19.     The following rules shall be applied in interpreting this Agreement:

     (a) this Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors and permitted assigns;

     (b) any reference herein to the Company or the Contractor shall include their heirs, executors, administrators, successors and assigns;

     (c) if any provision of this Agreement or any part thereof shall be found or determined to be invalid it shall be severable from this Agreement and the remainder of this Agreement shall be construed as if such invalid provision or part has been deleted from this Agreement;

     (d) this Agreement and all matters arising thereunder shall be governed by the laws of British Columbia and all disputes arising under this Agreement shall be referred to a court of British Columbia; and

     (e) in this Agreement all reference to the singular shall be construed to include the plural where the context so permits, the masculine to include the feminine and neuter gender and where necessary a body corporate and vice versa.

20. Any notice, direction or instrument required or permitted to be given hereunder shall be given in writing and be mailed, postage prepaid or delivered by one party to the other at the addresses first herein appearing. Any notice, direction or other instrument aforesaid if delivered shall be deemed to be given or made on the day on which it was delivered or if mailed, shall be deemed to have been given or made on the third business day following the day on which it was mailed, provided that if there shall be a postal strike, slow down or other labour dispute which may affect the delivery of such notice through the mail between the time of mailing and the actual receipt of notice then such notice shall only be effective if actually delivered. Any party may, from time to time, give notice of any change of its respective address and, in such event, the address of such party shall be deemed to be changed accordingly.

     IN WITNESS WHEREOF the common seal of the Company and the Contractor was hereunto affixed in the presence of its proper officers duly authorized in that behalf as of the day, month and year first above written.


AQUISTAR VENTURES INC.

Per: /S/Alfredo De Lucrezia
     ----------------------
 Authorized Signatory

SIGNED, SEALED AND DELIVERED                   )
by ALFREDO DE LUCREZIA in the presence of:     )
                                               )
                                               )     /S/Alfredo De Lucrezia
------------------------------                 )     ----------------------
Print Name                                     )     ALFREDO DE LUCREZIA
                                               )
------------------------------                 )
Address                                        )

Exhibit 10
                                                                            62


                            CERTIFICATE
                            -----------

I, John R. Poloni of # 13 - 6380 - 121st Street, in the Municipality of Surrey,

in the Province of British Columbia,

DO HERELY CERTIFY THAT:

1.     I am a Consulting Geologist.

2.     I am a graduate of McGill University of Montreal, Quebec where I obtained a B.Sc. Degree in Geology in 1964.

3.     I am a Registered Professional Engineer in the Geological Section of the

       Association of Professional Engineers of the Province of British

       Columbia.

4.     I have practiced my profession since 1964
 .
5.     I am a Member of the Canadian Institute of Mining and Metallurgy
 .
6.     I have personally visited the Aquistar Ventures Inc. Sutton Property during April and May, 1997.

7.     I have no interest in the properties and securities of Aquistar Ventures

       Inc. nor do I expect to receive or acquire any.

8.     I consent to the use of this Report by Aquistar Ventures Inc. in a submission to the Vancouver Stock Exchange, the Toronto Stock Exchange,

       and any other Regulatory Body, and to distribute all or parts of the

       Report to the shareholders or other interested parties provided that the meaning is not altered by partial quotes.



Dated this 1st day of July, 1997.                          SEAL

                                                            Of
                                                    /s/John R. Poloni
                                                John R. Poloni, B.Sc., P. Eng.
                                                    Professional Engineer
                                                Province of British Columbia

------------------------------------------------------------------------------
                                                        JOHN R. POLONI P. Eng.
                                                          Consulting Geologist

                               SIGNATURES



     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          AQUISTAR VENTURES (USA) INC.
                                          ----------------------------
                                                          (Registrant)


Date:     December 13, 1999                    By: /S/ Alfredo De Lucrezia
          -----------------                        -----------------------
                                                   (Signature)*
                                                      Alfredo De Lucrezia,
                                                    President and Director

*  Print  the name and title of each signing officer under his or her signature.